Exhibit 99.1

Videocon d2h Limited

Annual Report 2014-15

(prepared in accordance with Companies Act, 2013)

DIRECTORS’ REPORT

To

The Members

Your Directors have pleasure in presenting the Annual Report of the Company together with the Audited Statements of Accounts for the year ended 31st March, 2015.

FINANCIAL HIGHLIGHTS

	(Amount in Rs. Million)
Particulars	Year ended 31st March, 2014	Year ended 31st March, 2015
Income from Operations	17,494.23	23,217.34
Other Income	17.26	0.08
Total Income	17,511.49	23,217.42

Total Expenses	13,640.57	17,252.63

Profit / (Loss) before Interest, Depreciation / Amortization and Tax	3,870.92	5,964.79
Interest	4,351.02	4,614.23
Depreciation, Amortization and Impairment	4,213.57	5,276.08
Profit/(Loss) after Tax	(4,693.67)	(3,925.52)

DIVIDEND

In view of the loss incurred for the financial year under review, the Board of Directors do not recommend any dividend for the financial year ended on 31st March, 2015.

TRANSFER TO RESERVE

The Company does not propose to transfer any amount to any reserve.

FIXED DEPOSITS

The Company has neither accepted nor renewed any deposits during the year under review.

STATE OF COMPANY AFFAIRS

1. Key Highlights

	(Rs. in Million, unless otherwise stated)
	FY14	FY15	% growth
Key financial metrics
Operating revenue	17,494	23,217	32.7%
- Subscription revenue	14,809	20,558	38.8%
Adjusted EBITDA*	3,871	6,070	56.8%
Adjusted EBITDA margin, %	22.1%	26.1%
Net loss	(4,694)	(3,926)	-16.4%
Content cost, % of revenue	34.4%	36.4%
Key operating metrics
Gross subscribers, nos million	10.45	13.09	25.3%
Net subscribers, nos million	8.44	10.18	20.6%
ARPU, in Rs. per month	181	196
Subscriber Acquisition cost (in Rs. per subscriber)	1,890	1984
Churn, %	0.76%	0.80%

*	Adjusted EBITDA is calculated after adjusting one time securities issue expenses of Rs. 105 Million.

Your Company has achieved strong subscription revenue growth of 38.8% and total revenue growth of 32.70% where total revenue increased from Rs. 17,494 Million for the financial year ended 31st March, 2014 to Rs. 23,217 Million for the financial year ended 31st March, 2015 and subscription revenue increased from Rs. 14,809 Million for the financial year ended 31st March, 2014 to Rs. 20,558 Million for the Financial Year ended 31st March, 2015 representing an increase of 38.8% primarily on account of increased net subscribers and Average Revenue Per User (ARPU) growth.

Further, the Adjusted EBITDA increased from Rs. 3,871 Million for the Financial Year ended 31st March, 2014 to Rs 6,070 Million for the Financial Year ended 31st March, 2015 resulting in growth of 56.8% over last year.

Adjusted EBITDA margin expanded 402 basis points to 26.1%, despite increase in content costs in the second half of the year as the Company renewed majority of its content agreements. These renewed agreements provide visibility on content costs over the next 3-4 years, with great operating leverage as subscriber base and ARPU increases.

Net loss for the year stood at Rs 3,926 million, a 16.4% improvement over the previous year.

2. Change of Name of the Company:

During the year under review, the name of the Company was changed from “Bharat Business Channel Limited” to “Videocon d2h Limited” w.e.f 1st July, 2014.

3. Issues/Allotment:

During the year under review:

•	The Company had filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India for an issue size of Rs. 7,000 Million on 29th September, 2014. However, the Company had subsequently withdrawn the same.

•	The Company had filed Registration Statement on Form F-4 to the U.S. Securities Exchange Commission under the Securities Act 1933 to undertake the issue of American Depository Receipts (ADRs) for an amount up to US$ 325 million and listing and trading of the same on overseas stock exchanges in the United States of America -NASDAQ in accordance with applicable laws.

•	Pursuant to Registration Statement on Form F-4 to the U.S. Securities Exchange Commission under the Securities Act, 1933 the Company made an allotment of 150,999,600 equity shares, at an issue price of Rs. 112.92 (inclusive of premium) on 31st March, 2015. Each American Depository Shares (ADSs) represents 4 equity shares of the Company. The underlying shares against each of the ADR were issued in the name of Depository – Deutsche Bank Trust Company Americas.

•	Your Company had filed a Registration Statement under Securities Act 1933 in Form F-4 with the Securities and Exchange Commission, United States for registration of its American Depository Shares (ADSs) and listing of its American Depository Receipts (ADRs) on the NASDAQ Global Select Market (NASDAQ). The ADRs were listed on NASDAQ on 31st March, 2015 and trading commenced on 1st April, 2015.

•	The Company has adopted, subject to the approval of the Ministry of Information and Broadcasting (MIB), the Videocon d2h Employees Stock Option Scheme 2014, effective from August 1, 2014, as amended (ESOP 2014). The ESOP 2014 will be administered by the Nomination, Remuneration and Compensation Committee of Videocon d2h’s Board Of Directors and implemented by the Videocon d2h Employees Welfare Trust. Upon receipt of the approval of the MIB, the Company expects to complete allotment of 4,000,000 equity shares to the Videocon d2h Employees Welfare Trust, in accordance with the ESOP 2014. The Company has not granted any options to the employees.

4. Changes in equity share capital:

Consequent to the allotment made on 31st March, 2015 of 150,999,600 equity shares at an issue price of Rs. 112.92 including premium, the paid up share capital stands increased from existing Rs. 2,420,000,000 to Rs. 3,929,996,000.

5. Application to the Reserve Bank of India for Payment Bank License:

The Company had made an application to the Reserve Bank of India (RBI) for Payments Bank License propounded under the Guidelines for Licensing of Payment Banks dated 27th November, 2014. The Company is yet to receive the approval from RBI.

6. Earnout:

Pursuant to the Contribution Agreement between Silver Eagle Acquisition Corp. and the Company dated 31st December, 2014, as amended (the “Contribution Agreement”), our existing shareholders as of the date of the Contribution Agreement and the Sponsor, Global Eagle Acquisition LLC, are entitled to receive by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of our board of directors) upon satisfaction of certain share price performance hurdles of the ADSs on the Nasdaq being satisfied within three years of the initial listing of the ADSs (the “Earnout”), namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”, each as defined in the Contribution Agreement. In the event that the Company issues shares pursuant to the Earnout by way of a bonus issue or otherwise, the holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, have no interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise, and in the Articles of Association of the Company such holders have been deemed to have waived their interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise.

The Initial Performance Hurdle is achieved if the last sales price of the Videocon d2h ADSs on Nasdaq (converted into Indian rupees on each such day at the Indian Rupee/U.S. Dollar Exchange Rate on such date) for 20 trading days in a 30-trading day period equals or exceeds 125% of the Listing Price (i.e. price per ADS issued to the SEAC Distribution Record Holders converted into Indian rupees at the Indian Rupee/U.S Dollar Exchange Rate prevailing on the Closing Date, 31st March, 2015).

The board of directors of the Company, at their meeting held on 22nd July, 2015, determined that the Initial Performance Hurdle has been achieved and satisfied. Khandelwal Jain & Co., an independent statutory auditor of the Company, has also confirmed and certified that the Initial Performance Hurdle has been achieved and satisfied.

Accordingly, the board of directors of the Company has approved, subject to approval of Ministry of Information and Broadcasting and such other approvals and consents as may be required under the applicable regulations, the issuance of 23,360,000 equity shares to the shareholders of the Company as of the date of the Contribution Agreement and the issuance of 3,999,984 equity shares (equivalent to 999,996 ADSs) to the Sponsor by way of a bonus issue, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company.

7. Sweat Equity Shares:

Our Board has adopted a resolution with respect to granting of up to 2,800,000 shares of face value Rs. 10 each in the form of sweat equity to Mr. Saurabh Dhoot, exercisable at a value determined by a registered valuer in accordance with applicable law, in two tranches of 50% each upon achievement of the Initial Performance Hurdle and the Subsequent Performance Hurdle, respectively.

As the Initial Performance Hurdle has been achieved, Mr. Saurabh Dhoot also becomes entitled to receive 1,400,000 equity shares of the Company.

MATERIAL CHANGES AND COMMITMENT IF ANY AFFECTING THE FINANCIAL POSITION OF THE COMPANY

Your Company had filed a Registration Statement under Securities Act 1933 in Form F-4 with the Securities and Exchange Commission, United States for registration of its American Depository Shares (ADSs) and listing of its American Depository Receipts (ADRs) on the NASDAQ Global Select Market (NASDAQ). The ADRs were listed on NASDAQ on 31st March, 2015 and trading commenced on 1st April, 2015.

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS MADE UNDER SECTION 186 OF THE COMPANIES ACT, 2013

The details of the loans, guarantees or investments made by the Company under Section 186 of the Companies Act, 2013 during the year under review are set out in Annexure 1.

PARTICULARS OF CONTRACTS OR ARRANGEMENTS MADE WITH RELATED PARTIES

The particulars of Contracts or Arrangements made with related parties (as defined under Companies Act, 2013 and applicable accounting standards) made pursuant to Section 186 of the Companies Act, 2013 is furnished in Annexure 2 and is attached to this report.

SUBSIDIARIES, JOINT VENTURES AND ASSOCIATE COMPANIES

The Company does not have any Subsidiary, Joint venture or Associate Company.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

Conservation of energy:

Your Company is taking continuous efforts towards optimum utilization of the energy resources.

Steps taken for conservation of energy and for utilising alternate sources of energy

•	Lighting energy savers have been installed at various places which have led to significant savings in power usage;

•	Use of natural air ventilators which does not consume power;

•	Auto shut-off of lights, Air Conditioners during the lunch breaks;

•	Timely maintenance and up-gradation of electronic equipments;

•	Display of visual information at all work places to encourage employees to think about energy conservation; and

•	Awareness programs towards optimum utilization of natural resources at managerial as well as employee level.

Capital investment on energy conservation equipments—Nil

Technology Absorption:

It is the Company’s endeavour to deliver its best to the viewers/customers/business partners. Your Company is constantly active in harnessing and tapping the latest and the best technology in the industry. Your Company ensures that its technology continues to grow stronger with every passing year.

The Company has made the following efforts towards technology absorption:

•	High Efficiency Video Coding (HEVC) is a video compression standard, a successor to H.264/MPEG-4 Advanced Video Coding (AVC). HEVC is said to double the data compression ratio compared to H.264/MPEG-4 AVC at the same level of video quality. Alternatively, it can be used to provide substantially improved video quality at the same bit rate. Two of the key features where HEVC was improved compared to H.264/MPEG-4 AVC was support for higher resolution video and improved parallel processing methods, thereby supporting the 8K Ultra High Definition (UHD) TV and resolutions up to 8192×4320.

•	4K resolution, also called 4K, refers to a display device or content having horizontal resolution on the order of 4,000 pixels. Television Industry has adopted Ultra HD 1 [UHD-1] as its 4K standard. Ultra-high-definition television (UHDTV) AKA “UHD-1”, has a resolution of 3840 x 2160 (16:9, 8.3 megapixel or approximately a 1.78:1 aspect ratio) and is one of the two resolutions of ultra high definition television targeted towards consumer television (the other being Full Ultra High Definition which is 7680 pixels × 4320 lines (33.2 megapixels)).

•	UHD has twice the horizontal and vertical resolution of the 1080p HDTV format, with four times as many pixels overall.

Consequent upon the efforts made towards the technology absorption the Company has derived the following benefits:

•	HEVC is targeted at next-generation HDTV displays and content capture systems which features progressive scanned frames rates and display resolutions from Quarter Video Graphics Array (320x240) to 4320p (8192x4320), as well as improved picture quality in terms of noise level, colour spaces, and dynamic range.

•	The main advantage of recording video at the 4K standard is that fine spatial detail is resolved well. This contrasts with 2K resolutions in which fine detail in hair is displayed poorly.

Foreign Exchange Earnings and Outgo

During the year under review, there were no earnings in foreign exchange. However, the foreign exchange outgo during the year amounted to Rs. 170.41 million as compared to Rs. 79.07 million for the previous year.

HUMAN RESOURCES

Your Company believes that its employees are the most valuable assets and vital for the sustained growth of the Company. Your Company encourages excellence by setting up robust recruitment and human resource management policies. The Human Resource Management team has taken various initiatives such as career planning, rewards, learning and development programs to develop employee competencies to enable them to deliver the best.

Your Company continues to strengthen employer-employee relationship by providing a conducive working environment and offering competitive compensation packages.

Particulars of Employees

A Statement of Particulars of employees pursuant to the Companies (Particulars of Employees) Rules, 1794, as amended and forming part of the Directors’ Report for the Financial Year ended on 31st March, 2015, is annexed as Annexure 3.

EMPLOYEE STOCK OPTION PLAN

The Company has adopted, subject to the approval of the Ministry of Information and Broadcasting (MIB), the Videocon d2h Employees Stock Option Scheme 2014, effective from August 1, 2014, as amended (ESOP 2014). The ESOP 2014 will be administered by the Nomination, Remuneration and Compensation Committee of Videocon d2h’s Board of Directors and implemented by the Videocon d2h Employees Welfare Trust. Upon receipt of the approval of the MIB, the Company expects to complete allotment of 4,000,000 equity shares to the Videocon d2h Employees Welfare Trust, in accordance with the ESOP 2014. The Company as on date has not granted any options to the employees.

Pursuant to Rule 11(9) of Companies (Share Capital and Debentures) Rules, 2014, the following are the details of the Employee Stock Option Scheme:

Sr. No.	Particulars	Remarks
1	Options Granted	Nil
2	Options vested	Nil
3	Options exercised	Nil
4	Total number of shares arising	Nil
as a result of exercise price
5	Options lapsed	Nil
6	The Exercise Price	The exercise price shall mean Rs. 50/- (Rupees Fifty only) for the purpose of initial grant and such price as approved by Nomination, Remuneration & Compensation Committee from time to time for any future grants.
7	Variation of terms of Options	Nil
8	Money release by exercise of Options	Nil
9	Total number of Options in force	Nil
10	Employee Wise Details Of Options Granted To:	Nil
i) Key Management Personnel
ii) Any other employee who receives a Grant of Option in any one year of Option amounting to 5% or more of options granted during that year.

iii) Identified employees who were granted Options during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant

HEALTH AND SAFETY

Your Company ensures that all employees are covered under preventive health checks and health promotion programs. Some of the health and safety measures taken by the Company:

1.	Basic first aid course.

2.	Conducting health check up sessions periodically.

3.	Promoting Safety awareness programs among the staff and employees.

4.	Arranging different seminars/workshops/lectures to create awareness among the employees and staff for hygiene and cleanliness.

5.	Demonstration of Fire Extinguisher courses conducted for the employees and security guards.

6.	Provision of vaccination facilities for contagious diseases.

RESEARCH AND DEVELOPMENT

The Research & Development (R &D) activities undertaken by the Company during the year are as under:

a)	Cost Optimization of hardware:

•	Cost down of HD platform to gain approximately $1 cost reduction based on MSTAR chipset family for Entry level HD Platform.

•	The platform has successfully completed free user testing and now will start limited production cycles of 1000 pieces for field.

b)	Connected Platform design and Development:

•	Designed Broadcom chip (7362) based STB with built in WIFI, PVR light platform.

•	This platform uses the Cisco Middleware and Cisco provided HTML-5 Framework.

•	Hardware under test and Cisco loader certification cycles.

•	Design of Connected Market place App framework for bringing connected features like Social Media, Internet Video, Internet News, Mobile as a controller etc.

c)	Innovation on Controllers:

•	Game pad: As a part of making the gaming experience immersive R & D team has designed a 2.4 Ghz Game controller interface for our Current Irdeto STBs.

•	Mobile phone as a Remote controller.

•	Connectivity through Bluetooth and Bluetooth Low Energy.

•	Audio streaming from mobile to STB and vice-versa.

•	Ability to share images, audio as well as video from mobile to STB for users to watch it on the STB.

•	Online Electronic Program Guide (EPG) information available on Mobile, which can be used for remote recording scheduling and reminders.

d)	Value Added Services:

•	Creation of MHP based Value Added Service framework which integrates Learning, Kids -Games and other value added services.

•	R & D team supports the Marketing for future games and optimizations on the platforms.

e)	Enabling of SD-PVR on Existing platforms:

•	Optimization of Linux based systems to extend PVR functionality on existing SD platforms to increase Real time Processing Unit (RPU).

f)	Original Equipment Manufacturer (OEM) and Technology Management of 4K Product lines:

•	4K UHD Zapper product specification as well as qualification was managed by R & D team. Technicolor is the Original Equipment Manufacturer OEM in this case

•	Additional Connected features and Platform framework architecture as well as requirements have been done.

•	Additionally Specification both software as well hardware have been done with Pace for 4K Connect DVR.

g)	Advanced Television (ATV) 3.1 Porting on all existing platforms:

•	ATV 3.1 will bring in new framework for Ad based monetization methods.

h)	Field issues and Sustenance activities:

•	We have more than 17 Hardware platforms in field.

•	Customer reported issues, Enhancement required by Subscriber Management Group (SMG) groups, Hardware issues, Triaging of the issues .

•	Dedicated bandwidth for these activities.

•	Issues looked into a Rain fade auto tuning issues, Audio/Video loss in case of some Platforms, PVR related issues.

i)	Quality Assurance (QA) and Testing:

•	The team is also responsible for admission of middleware and software releases from software vendors.

j)	Hotel Solution:

•	Customized solution for bringing DTH services to hotels with additional capability for the hotel to add their own channels co-existing with D2H services.

•	Currently designed and qualification for single wire channel stacking solution for hotels, which can also be extended to Multi Dwelling Units (MDUs).

The benefits derived from R & D activities are under:

a.	Technology roadmap creation and management:

i.	R & D team builds and manages the Technology roadmap.

ii.	Engage with key technology Vendors like Irdeto, Cisco and others to secure technology additions to be added in their solutions.

b.	Cost optimized hardware platforms:

i.	R & D team has delivered on cost optimized SD and HD platforms, which are cost optimized and cater to the features required by the roadmap.

c.	Pushing Innovative concepts and ideas:

i.	R & D team has come with new ideas and technologies, which are then product ionized and deployed.

ii.	New ideas like Mobile Remote App, Game controllers, Radio Frequency for Consumer Electronics (RF4CE)based remotes etc.

d.	QA and product qualification:

i.	R & D also has a dedicated QA team which is responsible for any new product ( Software or Hardware) induction testing and qualification.

e.	Sorting Triaging of field issues

i.	Rapid triaging of field issues are possible as R & D has dedicated bandwidth for hardware and software issues reported from field.

•	Expenses incurred towards R & D –

Expenditure incurred on R &D for the financial year ended 31st March, 2015 was Rs. 59.0 million representing 0.24% of the turnover.

•	Future Plan of action

a.	Cost down further for SD platforms to cater to the market requirement in Phase-3 and Phase-4 markets.

b.	Connected platforms:

i.	Creation of Market place for HTML-5 Apps which are relevant for TV Screen experience.

ii.	Continued engagement with technology partners to bring new Apps related to Social media, Multi-screen, Mobile Apps etc.

c.	Focus on additions to platform to enable Monetization through Advertisement, Online shopping, and other value added services.

d.	Trading Technologies TT platform creation for multi-screen platforms like mobile and STB.

OPPORTUNITIES, THREATS AND STRATEGIES

Opportunities

Pay TV in India is strongly positioned for extraordinary growth over the next few years with 90-100 million homes coming up for grabs by DTH and digital cable operators, as the Government rolls out its digitalization mandate across the country.

Your Company is well positioned to benefit from this and would take a large share of this opportunity, as we have in the past. With strong economic growth outlook for India, overall media sector should grow robustly in the years to come. This will help grow ARPU, TV penetration and increase HD uptake leading to strong revenue growth for Pay TV in general and the Company in particular.

Your Company continues to be the fastest growing Pay TV operator in India, with roughly 20% DTH net subscriber market share in March 2015 up from 9% four years ago. Last year the Company continued to lead the market in gross subscriber additions as well as incremental net subscribers for the fourth consecutive year.

The Company is also seeing strong pick up in HD subscriber base. In fiscal 2015, almost 35% of incremental subscribers opted for HD service. HD subscribers now represent almost 10% of total net subscriber base. The Company expects HD penetration to increase in the coming year, with attendant impact on ARPU.

The Company believes it maintains its competitive advantage for several reasons, including:

•	Newest technology enjoyed by all subscribers (MPEG4 DVB S2), more compression and bandwidth advantage, and thus more channels and HD offerings.

•	Largest distribution network with over 150,000 retail outlets around the country serving new customers and convenient recharges.

•	Greatest focus on customer service; only Pay TV operator with captive service network, 97% of new subscribers get installed on the same day.

•	Unique control of box supply chain and R&D with development of local manufacturing capabilities.

Threats

•	More and more subscribers churning out from Company’s platform and the Company is unable to recover the hardware installed at consumer premises resulting into loss of revenue as well as hardware.

•	A significant portion of the Company’s operations are currently located in a single digital broadcast center in Noida, India.

•	The Company relies on third parties to provide it with programming and any increase in programming costs or new regulations may adversely affect its business, financial condition and results of operations.

•	The Company faces immense competition.

RISK MANAGEMENT POLICY OF THE COMPANY

Your Company has put in place procedures and guidelines to inform the Board members about the risk assessment and minimization procedures. Such procedures are periodically reviewed in light of industry dynamics to ensure that executive management controls risk through means of a properly defined framework.

CORPORATE SOCIAL RESPONSIBILITY POLICY OF THE COMPANY

The Company has constituted the Corporate Social Responsibility (CSR) Committee. Pursuant to the provisions of the Companies Act, 2013 and Rules, Schedules made thereunder, the following are the details of the CSR Committee:

The Committee has formulated the “Corporate Social Responsibility Policy” which shall indicate the activities to be undertaken by the Company as specified in Schedule VII to the Companies Act, 2013 and under the Companies (Corporate Social Responsibility Policy) Rules, 2014.

Further, the Committee shall

a.	recommend the amount of expenditure to be incurred on such activities; and

b.	monitor the Corporate Social Responsibility Policy of the Company.

The Composition of the CSR Committee is given in the “Committees of the Board” section.

The Company has incurred loss during the financial year ended on 31st March, 2015, hence, the Company has not incurred any expenses towards any corporate social activity.

DISCLOSURE AS REQUIRED UNDER SECTION 22 OF SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION AND REDRESSAL) ACT, 2013

Your Company is committed towards providing a healthy environment and thus does not tolerate any discrimination and/or harassment in any form. The Company has in place a Sexual Harassment Committee to inter-alia :

1)	Prevent sexual harassment at the workplace; and

2)	Redress the complaints in this regards

During the year under review, the Company did not receive any complaint.

APPOINTMENT/CESSATION OF KEY MANAGERIAL PERSONNEL

During the year under review, Mr. Avanti Kumar Kanthaliya, Head-Finance, was appointed as Chief Financial Officer of the Company w.e.f. 23rd June, 2014.

BOARD OF DIRECTORS

Pursuant to the provisions of Section 149 of the Companies Act, 2013 and Rules made there under, Mrs. Radhika Dhoot (DIN 00007727) was appointed as an Additional Director of the Company w.e.f 31st March, 2015. In terms of the provisions of Section 161 of the Companies Act, 2013, she holds office of Directors upto the date of ensuing Annual General Meeting.

The Company has received a notice in writing along with the requisite deposit, from a member under Section 160 of the Companies Act, 2013, signifying its intention to propose candidature of Mrs. Radhika Dhoot for the office of Director of the Company.

Taking into consideration her vast experience, the Board recommends the appointment of Mrs. Radhika Dhoot as the Director of the Company, liable to retire by rotation.

Further, the Company has also received a notice in writing from a member of the Company, proposing the candidature of Mrs. Geetanjali Kirloskar as an Independent Director for a term of five consecutive years, not liable to retire by rotation.

Mrs. Geetanjali Kirloskar has a vast experience and is a very successful entrepreneur and business-woman. She is the Chairperson of Sakra World Hospital Chairs several Committees of leading Trade Associations like FICCI. Mrs. Kirloskar has the distinction of being Hon. Consul of Finland. She started off as an advertising professional & for over 20 years was the Chairperson of Pratibha Advertising and Quadrant Advertising

Mrs. Geetanjali Kirloskar is proposed to be appointed as an Independent Director of the Company for five consecutive years from the date of receipt of approval from Ministry of Information and Broadcasting or the date of Annual General Meeting i.e., 30th September, 2015, whichever is later, pursuant to the provisions of Section 149 and such other applicable provisions of the Companies Act, 2013 and the Rules made there under and will not be liable to retire by rotation.

The Board recommends her appointment.

A brief profile of Mrs. Radhika Dhoot and Mrs. Geetanjali Kirloskar is appended to the Notice of the Annual General Meeting.

Declaration from Independent Directors

The Company has received necessary declaration from each Independent Director of the Company under Section 149(7) of the Companies Act, 2013 that they meet the criteria of independence as laid down in Section 149(6) of the Companies Act, 2013.

Proceedings of the Board:

The Board meets at timely interval to discuss the business transactions and for strategic decision making. The proceedings of conducting the Board and Committee meetings include the following:

1.	The Company Secretary circulates the agenda with back up papers to all the Directors and Members of the Committees, who are eligible to attend the meeting.

2.	In case of emergency, the meeting is conducted by giving shorter notice. The Board is also authorized to pass resolutions by circulation in case of urgent need.

3.	Drafted minutes are being circulated to all the Members of the Board for their comments. The Chairman of the meeting signs the minutes so circulated and approved by all the Members.

4.	The proceedings of the Board Meetings, General Meetings and Committee Meetings are duly recorded in minute book on timely basis.

5.	The information generally placed before the Board members inter-alia includes:

a)	Annual Business Plans;

b)	Quarterly/Annual Results;

c)	Minutes of the Board and Committee Meetings;

d)	Notice of disclosure of interest;

e)	Information on recruitment and remuneration of senior personnel;

f)	Material show cause notices, litigations, demand notice; and

g)	Any other material information.

The Board periodically reviews the compliance reports to ensure adherence to all applicable provisions of law, Rules and guidelines as may be applicable to the Company and takes steps to rectify non-compliances, if any.

Board Meetings and Attendance

During the year under review, the Board met 9 times on the following dates: 9th June, 2014, 23rd June, 2014, 23rd September, 2014, 27th December, 2014, 2nd February, 2015, 2nd March, 2015, 13th March, 2015, 23rd March, 2015 and 31st March, 2015.

Name	Meetings Attended
Mr. Saurabh P. Dhoot	8
Mr. Pradeep Rathi	3
Mr. Shivratan Taparia	4
Mr. Nabankur Gupta	8
Mr. Karunchandra Srivastava	9
Mrs. Radhika Dhoot (w.e.f 31.03.2015)	NA

Performance Evaluation of the Board Members

During the year under review, the Nomination, Remuneration and Compensation Committee adopted a formal mechanism for evaluating the performance of the Board of Directors as well as that of its Committees and individuals Directors, including Chairman of the Board, Key Management Personnel/Senior Management etc. The exercise was carried out through a evaluation process covering aspects such as composition of the Board, experience, competencies, governance issues etc.

COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE

The functioning and terms of reference of Audit Committee including the role, powers and duties and composition, have been devised keeping in view the requirements of Section 177 of the Companies Act, 2013 and other applicable rules and laws.

During the year under review, the nomination of Mr. Saurabh P. Dhoot was withdrawn from the Audit Committee and appointment of Mr. Shivratan Taparia was made in place of Mr. Saurabh P. Dhoot.

The composition of Audit Committee as on 31st March, 2015:

Name of the Member	Designation	Category
Mr. Karunchandra Srivastava	Chairman	Independent

Mr. Shivratan Taparia	Member	Independent

Mr. Pradeep Rathi	Member	Independent

Mr. Nabankur Gupta	Member	Independent

After the date of the Balancesheet, the nomination of Mr. Nabankur Gupta was withdrawn as a member of the Audit Committee.

During the year under review, 6 Audit Committee meetings were held on the following dates: 9th June, 2014, 23rd June, 2014, 23rd September, 2014, 27th December, 2014, 2nd March, 2015 and 13th March, 2015.

Name	Meetings Attended
Mr. Saurabh P. Dhoot (upto 23.03.2015)	6

Mr. Pradeep Rathi	2

Mr. Shivratan Taparia (w.e.f 23.03.2015)	NA

Mr. Nabankur Gupta	6

Mr. Karunchandra Srivastava	6

Whistle Blower Policy

The Company has established a vigil mechanism and overseas through the Committee, the genuine concerns expressed by the employees and other Directors. The Company has adopted a Whistle Blower Policy to promote reporting of unethical or improper practice or violation of Company’s code of conduct. It further provides direct access to the chairman of the Audit Committee on reporting issues regarding accounting, auditing, internal controls or other practices concerning the interests of employees and the Company. The said Policy has also provided adequate safeguards against victimization of employees and Directors who express their concerns.

STAKEHOLDERS’ RELATIONSHIP COMMITTEE:

During the year under review, the nomenclature of the “Shareholders’/Investors’ Grievance Committee” was changed to “Stakeholders’ Relationship Committee”.

The Company has constituted Stakeholders’ Relationship Committee in terms of the requirements of the Companies Act, 2013 for redressal of investors complaints and matters relating to transfer of share and others.

Composition of Stakeholders’ Relationship Committee as on 31st March, 2015:

Name of the Member	Designation	Category
Mr. Nabankur Gupta	Chairman	Independent

Mr. Karunchandra Srivastava	Member	Independent

Mr. Pradeep Rathi	Member	Independent

No meeting was held during the year under review.

NOMINATION, REMUNERATION AND COMPENSATION COMMITTEE:

During the year, the nomenclature of the Committee was changed from “Remuneration and Compensation Committee” to “Nomination, Remuneration and Compensation Committee.” The scope of the Committee was also revised so as to bring in line with the Companies Act, 2013.

Composition of Nomination, Remuneration and Compensation Committee as on 31st March, 2015:

Name of the Member	Designation	Category
Mr. Karunchandra Srivastava	Chairman	Independent

Mr. Nabankur Gupta	Member	Independent

Mr. Pradeep Rathi	Member	Independent

The scope of the Committee includes:

a.	formulation of the criteria for determining qualifications, positive attributes and independence of a director and recommend to the Board a policy relating to the remuneration of the directors, key managerial personnel and other employees;

b.	formulation of criteria for evaluation of independent directors and the Board;

c.	devising a policy on Board diversity;

d.	identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down, and recommend to the Board their appointment and removal.

e.	the level and composition of remuneration is reasonable and sufficient to attract, retain and motivate directors of the quality required to run the company successfully;

f.	the relationship of remuneration to performance is clear and meets appropriate performance benchmarks; and

g.	the remuneration to directors, key managerial personnel and senior management involves a balance between fixed and incentive pay reflecting short and long-term performance objectives appropriate to the working of the company and its goals.

Further, the Committee is also authorized to administer the Employee Stock Option Scheme, 2014.

Nomination, Remuneration and Compensation Policy

The Company’s remuneration policy is driven by the success and performance of the individual employees and the Company. Compensation is used as a strategic tool that helps us recruit, motivate and retain highly talented individuals who are committed to our core values. We believe that our compensation programs are integral to achieving our goals. Through its compensation programme, the Company endeavors to attract, retain, develop and motivate a high performance workforce. The Company follows a compensation mix of fixed pay, benefits and performance based variable pay. Individual performance pay is determined by business performance of the Company.

Director’s Remuneration:

The Independent Directors are paid only sitting fees for attending Board/Committee meetings.

CORPORATE SOCIAL RESPONSIBILITY COMMITTEE:

During the year, the Company had formed a Committee titled as “Corporate Social Responsibility Committee” in terms of the Companies Act, 2013. The said Committee shall:

a.	recommend the amount of expenditure to be incurred on such activities; and

b.	monitor the Corporate Social Responsibility Policy of the Company.

The Composition of the Committee as on 31st March, 2015:

Name of the Member	Designation	Category
Mr. Saurabh P. Dhoot	Chairman	Whole-time Director

Mr. Nabankur Gupta	Member	Independent

Mr. Karunchandra Srivastava	Member	Independent

1	(one)meeting was held during the year under review.

IPO COMMITTEE:

The Committee is entrusted with various powers in order to facilitate and deal with matters in connection to the Initial Public Offering. (“IPO”).

The composition of the Committee as on 31st March, 2015:

Name of the Member	Designation	Category
Mr. Saurabh P. Dhoot	Chairman	Whole-time Director

Mr. Karunchadra Srivastava	Member	Independent

Mr. Nabankur Gupta	Member	Independent

Mr. Pradeep Rathi	Member	Independent

No meeting was held during the year under review.

RISK MANAGEMENT COMMITTEE:

During the year under review, the Company constituted Risk Management Committee as per the provisions of Companies Act, 2013 to review the Risk Management Plan.

The Composition of the Committee as on 31st March, 2015:

Name of the Member	Designation	Category
Mr. Saurabh P. Dhoot	Chairman	Whole-time Director

Mr. Nabankur Gupta	Member	Independent

Mr. Karunchandra Srivastava	Member	Independent

1	(one) meeting was held during the year under review which was attended by Mr. Saurabh Dhoot and Mr. Karunchandra Srivastava.

ADR COMMITTEE:

The Committee is entrusted with various powers in order to facilitate and deal with matters in connection to the ADR Issue. (“ADR”).

The composition of the Committee as on 31st March, 2015:

Name of the Member	Designation	Category
Mr. Saurabh P. Dhoot	Chairman	Whole-time Director

Mr. Karunchandra Srivastava	Member	Independent

Mr. Nabankur Gupta	Member	Independent

The Committee met 2 times on the following dates: 31st December, 2014 and 3rd February, 2015. The said meetings were attended by Mr. Saurabh P. Dhoot and Mr. Karunchandra Srivastava.

FINANCE AND GENERAL AFFAIRS COMMITTEE:

The Committee in entrusted with various powers from time to time, which shall aid in speedy implementation of various projects, activities and transactions whether routine or non-routine in nature.

The composition of the Finance and General Affairs Committee as on 31st March, 2015:

Name of the Member	Designation	Category
Mr. Saurabh P. Dhoot	Chairman	Whole-time Director

Mr. Karunchandra Srivastava	Member	Independent

The Committee met 9 ( nine) times during the year and both the members attended all meetings.

After the Balancesheet date, Mrs. Radhika Dhoot was co-opted as the Member of the Committee.

CASH FLOW STATEMENT

In terms of the requirements of Accounting Standard on Cash Flow Statement (AS-3) as prescribed by the Companies (Accounting Standards) Rules, 2006, the Cash Flow Statement is attached to the Balance Sheet and Profit and Loss Account.

AUDITORS’ REPORT

The Statutory Auditors of the Company have submitted Auditors’ Report for the year ended 31st March, 2015. The Audit Report is Unqualified. However, the Auditors have made certain observations in the said Audit Report read with Annexure.

Management’s explanation to the Auditors’ remarks/observations:

In response to Point No. 5 of the Independent Auditors’ Report and Point Nos. viii and ix to the Annexure to the Independent Auditors’ Report, the management explanation is as under:

DTH sector is gaining market share over cable and accordingly improving the ARPU as well. The subscriber base of the Company is growing at a rapid speed. The management believes that DTH is expected to gain higher market share in Phase III and IV of the Government of India digitization plan in comparison to the prior phases. The Company is geared up to take on the significant subscriber growth opportunity ahead, as the Phase III digitization deadline is approaching. All these are resulting in the strong growth opportunity for DTH sector. The management believes that the Company is well positioned for the future.

During the financial year ended 31st March, 2015, the Company has generated positive operating cash flows. Further, the Company has successfully raised capital worth Rs.17,050 Million and has listed American Depositary Shares (ADS) on Nasdaq.

On this background, the management of the Company is of the view that the going concern assumption holds true and valid considering the overall outlook of DTH industry, positioning of the Company in the market, being listed on Nasdaq, future prospects of the Company and the management’s confidence and ability in mobilizing necessary resources for continuing the operations and generating the positive operating cash flows from the business operations by increasing subscriber base; reducing the losses gradually and also will be able to meet its financial obligations.

AUDITORS

In terms of the provisions of Section 139 of the Companies Act, 2013 read with the rules made thereunder, a company can appoint or re-appoint an audit firm as an Auditor of the company for a maximum of two terms of five consecutive years.

As per Rule 6 of the Companies (Audit and Auditors) Rules, 2014, the term for which the Auditors have already acted as Auditors shall be taken into account for calculating tenure of maximum ten years.

Further, M/s. Kadam & Co., Chartered Accountants, Ahmednagar, have completed more than 10 years of their appointment as the Auditors of the Company. Therefore in terms of the provisions of the Section 139 of the Companies Act, 2013 read with rules made thereunder, they can be re-appointed for a further term of 3 years from the date of the commencement of the Companies Act, 2013 i.e 1st April, 2014. M/s. Kadam & Co., were appointed as Auditors from the conclusion of the last Annual General Meeting held on 30th September, 2014 until the conclusion of the ensuing Annual General Meeting. Hence, they are now eligible for re-appointment for a term of further 2 years i.e from the conclusion of this ensuing Annual General Meeting i.e. the 12th Annual General Meeting until the conclusion of 14th Annual General Meeting.

Further, M/s. Khandelwal Jain & Co., Chartered Accountants, Mumbai, have completed 5 years of their appointment as the Auditors of the Company. Therefore, in terms of the Section 139 of the Companies Act, 2013 read with rules made thereunder, they can be re-appointed for a further term of 5 years from the date of the commencement of the Companies Act, 2013 i.e 1st April, 2014. M/s. Khandelwal Jain & Co., were appointed as Auditors from the conclusion of the last Annual General Meeting held on 30th September, 2014 until the conclusion of the ensuing Annual General Meeting. Hence, they are now eligible for re-appointment for a term of further 4 years i.e from the conclusion of this ensuing Annual General Meeting i.e. the 12th Annual General Meeting until the conclusion of 16th Annual General Meeting.

The Auditors have confirmed their eligibility and willingness to accept the office.

The Board recommends their re-appointment for the term specified above on such remuneration as may be fixed by the Board of Directors of the Company.

During the year under review, based on the recommendations of the Audit Committee, the Board of Directors of the Company appointed M/s. Khandelwal Jain & Co, Chartered Accountants, to audit the financial statements of the Company, prepared in accordance with International Financial Reporting Standards, for the financial year(s) ended 31st March, 2013 and 31st March, 2014 for the purpose of issue and listing of American Depository Shares by the Company. Further, M/s. Khandelwal Jain & Co, Chartered Accountants, were also appointed to audit the financial statements of the Company, prepared in accordance with International Financial Reporting Standards, for the financial year ended 31st March, 2015.

After the balance sheet date, based on the recommendations of the Audit Committee, the Board of Directors of the Company re- appointed M/s. Khandelwal Jain & Co, Chartered Accountants, to audit the financial statements of the Company, prepared in accordance with International Financial Reporting Standards, for the financial year ended 31st March, 2016.

INTERNAL CONTROL SYSTEMS AND ADEQUACY OF INTERNAL FINANCIAL CONTROLS

The Company has a proper and adequate system of internal controls. This ensures that all transactions are authorised, recorded and reported correctly, and assets are safeguarded and protected against loss from unauthorized use or disposition. In addition there are operational controls and fraud risk controls, covering the entire spectrum of internal financial controls.

An extensive programme of internal audits and management reviews supplements the process of internal financial control framework. Properly documented policies, guidelines and procedures are laid down for this purpose. The internal financial control framework has been designed to ensure that the financial and other records are reliable for preparing financial and other statements and for maintaining accountability of assets. In addition, the Company has identified and documented the risks and controls for each process that has a relationship to the financial operations and reporting.

SECRETARIAL AUDIT REPORT

Pursuant to the provisions of Section 204 of the Companies Act, 2013 and the Rules made thereunder, Bokil Punde & Associates, Company Secretaries through Mrs. Kanchan Kakade, Partner, (ACS 18404; C P No. 11999), Pune, has been appointed to conduct a secretarial audit of the Company’s Secretarial and related records for the year ended 31st March, 2015. The Practicing Company Secretary has submitted the Report on the secretarial audit conducted by her which is annexed to this Board’s Report as Annexure 4. In connection, with the auditor’s observation in the report, it is clarified that the non-filing of Form MGT—14 of certain resolutions passed by the Board/Shareholders is due to technical lapses that occurred inadvertently. The Company is in process of filing the same.

ANNUAL RETURN

The extracts of Annual Return pursuant to the provisions of Section 92 read with Rule 12 of the Companies (Management and Administration) Rules, 2014 is furnished in Annexure 5 and is attached to this Report.

DIRECTORS RESPONSIBILITY STATEMENT

Pursuant to the provisions of Section 134(5) of the Companies Act, 2013 the Board hereby confirms that:

(a)	in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

(b)	the directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

(c)	the directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(d)	the directors had prepared the annual accounts on a going concern basis;

(e)	the directors, had laid down internal financial controls to be followed by the company and that such internal financial controls are adequate and were operating effectively; and

(f)	the directors had devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

ACKNOWLEDGEMENTS

The Board of Directors would like to thank the Customers, Vendors, Investors, Bankers, Business Partners and Government Authorities for their continued support.

The Board of Directors also appreciates the contribution made by the employees at all levels for their hard work, dedication and co-operation and support for the growth of the Company. The Board of Directors would also like to thank all stakeholders for the continued confidence and trust placed by them with the Company.

For and on behalf of the Board of Director of

Videocon d2h Limited

SAURABH P. DHOOT	KARUNCHANDRA SRIVASTAVA
WHOLE TIME DIRECTOR	DIRECTOR
DIN: 00970362	DIN: 00314951

Place: Mumbai

Date: 4th August, 2015

Annexure 1

Register of loans, guarantees, security and acquisition made by the Company

[Pursuant to Section 186(9) of the Companies Act, 2013 and Rule 12(1) of the

Companies (Meetings of Board and its Powers) Rules, 2014]

Sr.No	Particulars	Details

1	Nature of Transaction (whether loan / guarantee / security acquisition).	Guarantee

2	Date of making Loan/ acquisition/ giving guarantee/ providing security.	25th February 2015

3	Name and Address of the Person or Body Corporate to whom it is made or given or whose securities have been acquired (Listed/Unlisted entities).	Yes Bank Limited Regd. Office: Nehru Centre, 9th Floor, Discovery of India, Dr A.B. Road, Worli, Mumbai, 400018

4	Amount of loan/ security/ acquisition/ guarantee.	Rs 200 Crores

5	Time Period for which it is made/ given	Term of facility

6	Purpose of loan/ acquisition/ guarantee/ security.	FD backed Overdraft Facility

7	(a) % of loan/ acquisition/ exposure on guarantee/ security provided to the paid up capital, free reserves and securities premium account and	(a) 2822% (2,000 mn / 70.88 mn x 100)

	(b) % of free reserves and securities premium.	(b) -51.83%

8	Date of Passing Board Resolution	02nd February, 2015

9	Date of passing Special Resolution, if required	Not Applicable

10	For Loans:	Not Applicable
a) Rate of Interest
b) Date of Maturity

11	For Acquisitions:	Not Applicable

a) Number and kind of Securities
b) Nominal Value and Paid up Value
c) Cost of Acquisition (In case of Securities how the Purchased Price was arrived at) d) Date of selling of Investment e) Selling Price (How the Price was arrived at) f) Signatures and Remarks

For and on behalf of the Board of Director of

Videocon d2h Limited

SAURABH P. DHOOT	KARUNCHANDRA SRIVASTAVA
WHOLE TIME DIRECTOR	DIRECTOR
DIN: 00970362	DIN: 00314951

Place: Mumbai

Date: 4th August, 2015

Annexure 2

Form No. AOC-2

(Pursuant to clause (h) of sub-section (3) of Section 134 of the Companies

Act, 2013 and Rule 8(2) of the Companies (Accounts) Rules, 2014)

Form for disclosure of particulars of contracts/arrangements entered into by the company with related parties referred to in sub-section (1) of section 188 of the Companies Act, 2013 including certain arms length transactions under third proviso thereto

1. Details of contracts or arrangements or transactions not at arm’s length basis-Nil

(a)	Name(s) of the related party and nature of relationship

(b)	Nature of contracts/arrangements/transactions

(c)	Duration of the contracts / arrangements/transactions

(d)	Salient terms of the contracts or arrangements or transactions including the value, if any

(e)	Justification for entering into such contracts or arrangements or transactions

(f)	Date(s) of approval by the Board

(g)	Amount paid as advances, if any:

(h)	Date on which the special resolution was passed in general meeting as required under first proviso to Section 188

2. Details of material contracts or arrangement or transactions at arm’s length basis

i)	List of related parties (As identified and certified by the management)

(a)	List of related parties where control exists –NIL

(b)	Name of Key Management Personnel -

Mr. Saurabh P. Dhoot (Whole Time Director)

Mr. Anil Khera (Chief Executive Officer)

(c)	Relative of Key Management Personnel with whom

transactions have taken place during the year.

Mrs. Shelly Anil Khera (Wife of Mr. Anil Khera)

ii)	Details of transactions with related parties

		(Rs. In million)
	Particulars	Year Ended 31st March 2015	Year Ended 31st March 2014
a	Payment of salaries / remuneration / perquisites
	Key Management Personnel Mr. Anil Khera	10.48	10.11
b	Rent paid
	Relative of Key Management Personnel Mrs. Shelly Anil Khera (Inclusive of Service Tax)	1.28	1.15

iii)	Amount due to related parties -

	(Rs. in million)
Particulars	As at 31st March 2015	As at 31st March 2014
Rent payable to relative of Key Management Personnel	0.12	—

Annexure 3

Statement of Particulars of employees pursuant to the Companies (Particulars of Employees) Rules, 1794,

as amended and forming part of the Directors’ Report for the Financial Year ended on 31st March, 2015

Name of the employee	Designation	Remuneration (in Rs.)	Qualification	Age (Years)	Date of Joining	Name of the last employer	Position (Designation) in the last organization

Mr. Anil Khera	Chief Executive Officer	10,475,540	B.Com, MBA (Marketing)	52	1st July, 2008	KAIL Limited	Chief Executive Officer

Mr. Rohit Jain	Deputy Chief Executive Officer	11,091,633	Chartered Accountant	37	1st June, 2010	Hewitt Associate	Business Head

Mr. Himanshu Patil	Chief Operating Officer	8,121,900	Master’s degree in management studies (Marketing)	47	1st February, 2009	Videocon Industries Limited	Chief Operating Officer

Mr. Subhash	Vice President	6,082,079	Diploma in Business	67	1st March, 2010	Videocon Industries	Joint President

Shripad Nabar			Management B Tech			Limited

Mr. Siddharth	Vice President	6,194,490	B.Com, MBA (Finance	37	3rd July, 2009	Techno Kart India	General

Sohan Kabra			& Marketing)			Limited (Formerly: Next Retail India Limited)	Manager

Mr. Avanti Kanthaliya	Chief Finance Officer	5,363,218	B.Com, M.Com, ICWA	44	01st July, 2008	Videocon Industries Limited	Senior Manager

a)	Remuneration includes Basic Salary, Ex- Gratia, H. R. A., Marketing Allowance, Special Allowance, C.A., L.T.A., Leave Encashment, Medical Reimbursement and Contribution to Provident Fund.
a)	The Employees are in whole-time employment of the Company and the employment is contractual in nature.
b)	None of the Employees listed above is a relative of any of the Directors of the Company.

Place: Mumbai

Date: 4th August, 2015

Annexure 4

To,

The Members,

Videocon d2h Limited,

(formerly known as Bharat Business Channel Limited)

Auto Cars Compound,

Adalat Road, Aurangabad – 431005

The Secretarial Audit Report of even date is to be read along with this letter.

Management’s Responsibility

It is the responsibility of the management of the Company to maintain the secretarial records, devise proper systems to ensure compliance with the provisions of all the applicable laws and regulations and to ensure that the systems are adequate and operate effectively.

Auditors’ Responsibility

Our responsibility is to express an opinion on these secretarial records standards and procedures followed by the Company with respect to secretarial compliances, based on our audit.

We believe that audit evidence and information obtained from the Company’s management is adequate and appropriate for us to provide a basis for our opinion.

We have not verified the correctness and appropriateness of financial records and Books of Accounts of the company.

Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.

Disclaimer

The Secretarial Audit report is neither an assurance as to the future viability of the company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

For BOKIL PUNDE & ASSOCIATES

Sd/-

KANCHAN KAKADE -PARTNER

ACS NO: 18404

CP NO: 11999

Place: Mumbai

Date: 4th August, 2015

Form No. MR-3

SECRETARIAL AUDIT REPORT

FOR THE FINANCIAL YEAR 2014-2015

[Pursuant to section 204(1) of the Companies Act, 2013 and rule No. 9 of the Companies

(Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,

The Members,

Videocon d2h Limited,

(formerly known as Bharat Business Channel Limited)

Auto Cars Compound,

Adalat Road, Aurangabad -431005

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Videocon d2h Limited, (hereinafter referred to the “Company”). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on 31st March, 2015, (the Financial Year) has complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on 31st March, 2015, according to the provisions of:

i.	The Companies Act, 2013 (the Act) and the rules made thereunder;

ii.	The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

iii.	Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment including issuance of American Depository Receipts (ADRs);

Since the Company is not listed on any Stock Exchange in India, the Listing Agreement and the following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (‘SEBI Act’) are not applicable to the Company for the Financial Year under review:

a)	The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

b)	The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;

c)	The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;

d)	The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;

e)	The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;

f)	The Securities and Exchange Board of India (Registrar to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

g)	The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; and

h)	The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

Other laws applicable specifically to the Company, namely:

1.	The Telecom Regulatory Authority of India Act, 1997.

2.	Indian Wireless Telegraphy Act, 1933.

3.	Guidelines for DTH as issued by the Ministry of Information and Broadcasting.

4.	DTH License.

5.	The Direct to Home Broadcasting Services (Standards of Quality of Service and Redressal of Grievances) Regulations, 2007.

6.	Telecommunication (Broadcasting and Cable Services) Interconnection Regulations, 2004.

7.	The Broadband Policy, 2004.

8.	DTH Tariff Order, 2013.

9.	Telecommunication (Broadcasting and Cable) Services (Sixth) (The Direct to Home Services) Tariff Order, 2013 (“DTH Tariff Order”).

The Secretarial Standards issued by the Institute of Company Secretaries of India (ICSI) were not notified hence not applicable during the Financial Year under review.

We have not examined compliance by the Company with applicable financial laws like Direct and Indirect Tax Laws, since the same have been subject to review by statutory financial audit and other designated professionals.

During the period under review, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards, etc., as stated hereinabove except that the Company has not filed Form MGT-14 in respect of certain resolutions passed by the Board/Shareholders.

We report that:

•	The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

•	Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

•	All decisions are unanimously passed and recorded as part of the minutes.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines including labour laws, environmental laws, competition laws etc.

We further report that during the audit period, the Company has undertaken the following events/actions having a major bearing on the Company’s affairs in pursuance to the applicable referred laws, regulations, rules, guidelines etc.:

1.	Change of name of the Company from “Bharat Business Channel Limited” to “Videocon d2h Limited”.

2.	The shareholders have authorised the Board of Directors to borrow money from Financial Institutions/ Banks pursuant to Section 180 (1)(c) of the Companies Act, 2013 and the rules made thereunder, upto an amount not exceeding Rs. 10,000 Crores.

3.	The shareholders have authorised the Board of Directors to sell, lease or otherwise dispose off, transfer, assign, deliver, mortgage and/or charge all or any of the immovable and movable properties of the Company in terms of Section 180 (1)(a) of the Companies Act, 2013 and the rules made thereunder, upto an amount not exceeding Rs. 10,000 Crores.

4.	The shareholders have authorised the Board of Directors to make investments, extend guarantee, provide security, make inter-corporate loans in terms of Section 186 of the Companies Act, 2013 upto an amount not exceeding Rs. 10,000 Crores.

5.	The Company has adopted, the Videocon d2h Employees Stock Option Scheme, 2014 effective from August 1, 2014 (ESOP 2014), as amended, for an allotment of 4,000,000 equity shares to the Videocon d2h Employees Welfare Trust, in accordance with the ESOP 2014. The Company as on date has not granted any options to the employees.

6.	The Company had filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India for an issue size of Rs. 7,000 Million on 29th September, 2014. However, the Company had subsequently withdrawn the same on 27th March, 2015.

7.	The shareholders have authorised the Board of Directors to issue of further equity shares of the Company pursuant to Section 62(1)(c) of the Companies Act, 2013 and rules made thereunder, in name of overseas depository bank, against which the depository shall issue American Depository Receipts upto an amount of Rs. 20,475 million. Accordingly, the Company had filed a Registration Statement under Securities Act, 1933 in Form F-4 with the Securities and Exchange Commission, United States for registration of its American Depository Shares (ADSs) for an amount up to US$ 325 million and listing of its American Depository Receipts (ADRs) on the NASDAQ Global Select Market (NASDAQ). The ADRs were listed on NASDAQ on 31st March, 2015 and trading commenced on 1st April, 2015.

For BOKIL PUNDE & ASSOCIATES

Sd/-

KANCHAN KAKADE - PARTNER

ACS No. 18404

C P No. 11999

Place : Mumbai

Date : 4th August, 2015

Annexure 5

Form MGT-9

Extract of Annual Return—As on the Financial Year ended on 31st March, 2015

[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies (Management and Administration) Rules, 2014]

I.	REGISTRATION AND OTHER DETAILS

1 CIN	U92100MH2002PLC137947

2 Registration Date	22nd November, 2002

3 Name of the Company	Videocon d2h Limited (Formerly: Bharat Business Channel Limited)

4 Category/Sub Category of the Company	Public Company limited by shares

5 Address of the Registered Office and Contact Details	Auto Cars Compound, Adalat Road, Aurangabad 431005 Telephone No. 0240-2320750 Fax No.0240-2335755

6 Whether Listed Yes/No	The Company is not listed on any stock exchanges in India. However, the American Depository Receipts are listed on NASDAQ

7 Name, Address and Contact Details of Registrar and Transfer Agent

Link Intime India Private Limited

C-13, Pannalal Silk Mills Compound L. B. S. Marg,

Bhandup (W),

Mumbai – 400078

Contact Person: Vishwas Attavar, Associate Vice President

Phone No.: 022-25963838;

Email id: vishwas.attavar@linkintime.co.in

II.	PRINCIPAL BUSINESS ACTIVITIES OF THE COMPANY

All the business activities contributing 10% or more of the total turnover of the Company, shall be stated:-

Sr. No	Name and Description of main products/services	NIC Code of the Product/service	% to total turnover of the Company
1	Direct-to-home services	6020	100%

III.	PARTICULARS OF HOLDING, SUBSIDIARY AND ASSOCIATE COMPANY

Sr. No	Name and Address of the Company	CIN/GLN	Holding / Subsidiary / Associate	% of shares held	Applicable Section
Not Applicable

IV.	SHAREHOLDING PATTERN (Equity share capital breakup as percentage of Total Equity)

(i)	Category wise Share Holding

Category of shareholders	No. of shares held at the beginning of the year				No. of shares held at the end of the year				% change during the year
	Demat	Physical	Total	% of total shares	Demat	Physical	Total	% of total shares
A. Promoters
1) Indian
a) Individual s/HUF	50,000	—	50,000	0.02	50,000	—	50,000	0.01	0.01
b) Central Government(s)	—	—	—	—	—	—	—	—
c) State Government(s)	—	—	—	—	—	—	—	—
d) Bodies Corporate	241,950,000	—	241,950,000	99.98	241,950,000	—	241,950,000	61.57	38.41

e) Banks/FI	—	—	—	—	—	—	—	—
f) Any other	—	—	—	—	—	—	—	—
Sub Total A(1)	242,000,000	—	242,000,000	100.00	242,000,000	—	242,000,000	61.58	38.42
2) Foreign
a) NRIs - Individuals	—	—	—	—	—	—	—	—
b) Other - Individuals	—	—	—	—	—	—	—	—
c) Bodies Corporate	—	—	—	—	—	—	—	—
d) Banks/FI	—	—	—	—	—	—	—	—
e) Any Other	—	—	—	—	—	—	—	—
Sub Total A(2)	—	—	—	—	—	—	—	—
Total Promoter shareholding of Promoter A = A(1) + A(2)	242,000,000	—	242,000,000	100.00	242,000,000	—	242,000,000	61.58	38.42
B. Public Shareholding
1. Institutions
a) Mutual Funds	—	—	—	—	—	—	—	—
b) Banks/FI	—	—	—	—	—	—	—	—
c) Central Government(s)	—	—	—	—	—	—	—	—

d) State Government(s)	—	—	—	—	—	—	—	—
e) Venture Capital Funds	—	—	—	—	—	—	—	—
f) Insurance Companies	—	—	—	—	—	—	—	—
g) FIIs	—	—	—	—	—	—	—	—
h) Foreign Venture Capital Funds	—	—	—	—	—	—	—	—
i) Others (specify)	—	—	—	—	—	—	—	—
Sub Total B(1)	—	—	—	—	—	—	—	—
2. Non-Institutions	—	—	—	—	—	—	—	—
a) Bodies Corporate	—	—	—	—	—	—	—	—
i. Indian
ii. Overseas
b) Individuals	—	—	—	—	—	—	—	—
i. Individual shareholders holding nominal share capital upto Rs. 1 Lakh
ii. Individual shareholders holding nominal share capital in excess Rs. 1 Lakh

c) Others (specify)	—	—	—	—	—	—	—	—
Sub Total B(2)	—	—	—	—	—	—	—	—
Total Public shareholding B= B(1) + B(2)	—	—	—	—	—	—	—	—
C.Shares held by Custodian for GDRs & ADRs.	—	—	—	—	150,999,600	—	150,999,600	38.42	38.42
Grand Total (A+B+C)	242,000,000	—	242,000,000	100.00	392,999,600	—	392,999,600	100.00	—

(ii)	Shareholding of Promoters

Sr. No	Shareholders’ Name	Shareholding at the beginning of the year			Shareholding at the end of the year
		No. of shares	% of total shares of the Company	%of shares/ pledged/ encumbered to total shares	No. of shares	% of total shares of the Company	% of shares/ pledged/ encumbered to total shares	% change in the shareholding during the year
	PROMOTERS
1	Synergy Appliances P Ltd	45,980,000	19.00	19.00	45,980,000	11.70	14.92	7.30
2	Solitaire Appliances P Ltd	45,980,000	19.00	7.00	45,980,000	11.70	7.20	7.30
3	Greenfield Appliances P Ltd	45,980,000	19.00	15.70	45,980,000	11.70	15.70	7.30
4	Platinum Appliances P Ltd	12,050,000	4.98	2.00	12,050,000	3.07	2.00	1.91
	PROMOTER GROUP
5	Shree Dhoot Trading And Agencies Limited	45,980,000	19.00	19.00	45,980,000	11.70	19.00	7.30

6	Dome-Bell Electronics India Private Limited	45,980,000	19.00	19.00	45,980,000	11.70	19.00	7.30
7	Mr. Venugopal N. Dhoot	10,000	0.00	—	10,000	0.00	—	0.00
8	Mr. Anirudha V. Dhoot	40,000	0.02	—	40,000	0.01	—	0.01
	Total	242,000,000	100.00	81.70%	242,000,000	61.38	77.82%	38.42

(iii)	Change in Promoter and Promoter Groups’ Shareholding (please specify, if there is no change)

Sr. No		Shareholding at the beginning of the year		Cumulative Shareholding during the year
		No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
	At the beginning of the year	242,000,000	100.00	242,000,000	100.00
	Date wise increase/decrease in Promoters’ shareholding during the year specifying the reason for increase/decrease (eg allotment / transfer / bonus / sweat equity etc.)	Increase/decrease – Nil#	38.42 (decrease in percentage)#	Increase/decrease – Nil#	38.42 (decrease in percentage)#
	At the end of the year	242,000,000	61.58	242,000,000	61.58

#	There is no change in the total shareholding of promoters and promoter group between 01.04.2014-31.03.2015. The decrease in the % of total shares of the Company from 100% to 61.58% was on account of allotment of 150,999,600 equity shares on 31st March, 2015.

(iv)	Shareholding pattern of top ten Shareholders (other than Directors, Promoters and Holders of GDRs and ADRs)

Sr. No		Shareholding at the beginning of the year		Cumulative shareholding during the year
	For Each of the Top 10 shareholders	No. of Shares	% of total shares of the Company	No. of Shares	% of total shares of the Company
	At the beginning of the year	—	—	—	—
	Date wise increase/decrease in Promoters’ shareholding during the year specifying the reason for increase/decrease (eg allotment / transfer / bonus /sweat equity etc.)	—	—	—	—
	At the end of the year	—	—	—	—

(v) Shareholding of Directors and Key Managerial Personnel

Sr. No		Shareholding at the beginning of the year		Cumulative Shareholding during the year
	For Each of the Directors and KMP	No. of shares	% of total shares of the Company	No. of shares	% of total shares of the Company
	At the beginning of the year	—	—	—	—
	Date wise increase/decrease in Promoters’ shareholding during the year specifying the reason for increase/decrease (eg allotment / transfer / bonus / sweat equity etc.)	—	—	—	—
	At the end of the year	—	—	—	—

V.	INDEBTEDNESS

Indebtedness of the Company including interest outstanding/accrued but not due for payment

(Rs. In Million)

	Secured Loans excluding Deposits	Unsecured Loans	Deposit	Total Indebtedness
Indebtedness at the beginning of the financial year
i. Principal Amount	27,888.45	2,250.00	—	30,138.45
ii. Interest due but not paid	378.54	—	—	378.54
iii. Interest accrued but not due	346.42	—	—	346.42

Total (i + ii + iii)	28,613.41	2,250.00	—	30,863.41

Changes in Indebtedness during the financial year
Principal
• Addition	8,250.00	38.82	—	8,288.82
	(10,230.20)	(2,250.00)	—	(12,480.20)

• Reduction
Interest
• Addition	4,223.47	151.01	—	4,374.48
• Reduction	(4,947.88)	(151.01)	—	(5,098.88)
Net Change	(2,704.61)	(2,211.18)	—	(4,915.79)
Indebtedness at the end of the financial year
i. Principal Amount	25,908.25	38.82	—	25,947.07
ii. Interest due but not paid	—	—	—	—
iii.Interest accrued but not due	0.56	—	—	0.56

Total (i + ii + iii)	25,908.81	38.82	—	25,947.63

VI.	REMUNERATION OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

A.	Remuneration to Managing Director, Whole-Time Director and/or Manager

Sr. No	Particulars of Remuneration	Name of the MD/WTD/Manager	Total Amount
Saurabh Dhoot
1	Gross Salary
	a) Salary as per the provisions contained in Section 17(1) of the Income Tax Act, 1961	—	—
	b) Value of perquisites u/s 17(2) of the Income Tax Act, 1961	—	—

	c) Profits in lieu of salary u/s 17(3) Income Tax, Act 1961	—	—
2	Stock Option	—	—
3	Sweat Equity	—	—
4	Commission	—	—
	- As % to profit	—	—
	- Others specify	—	—
5	Others, please specify	—	—
	Total (A)	—	—
	Ceiling as per the Act	—	—

B. Remuneration to other Directors

Sr. No	Particulars of Remuneration	Name of the Directors					Total Amount
1	Independent Directors	Nabankur Gupta	Shivratan Taparia	Pradeep Rathi	K C Srivastava	Radhika Dhoot
	Fee for attending Board/Committee Meetings	280,000	80,000	100,000	410,000	—	870,000
	Commission	—	—	—	—	—	—
	Others, please specify	—	—	—	—	—	—
	Total (1)					—
2	Other Non – Executive Directors	—	—	—	—	—	—
	Fee for attending Board/Committee Meetings	—	—	—	—	—	—

Commission	—	—	—	—	—	—
Others, please specify	—	—	—	—	—	—
Total (2)	—	—	—	—	—	—
Total (B) = (1) + (2)	—	—	—	—	—	—
Total Managerial Remuneration	280,000	80,000	100,000	410,000	—	870,000
Overall Ceiling as per the Act	—	—	—	—	—	—

C.	Remuneration to key managerial personnel other than MD/Manager/WTD

(Rs. In Million)

Sr. No	Particulars of Remuneration		Key Managerial Personnel
		CEO	Dy. CEO	Company Secretary	CFO	Total
1	Gross Salary
	a) Salary as per the provisions contained in Section 17(1) of the Income Tax Act, 1961	10,475,540	11,091,633	1,058,314	5,363,218	27,988,709
	b) Value of perquisites u/s 17(2) of the Income Tax Act, 1961	—		—	32,400	32,400
	c) Profits in lieu of salary u/s 17(3) Income Tax, Act 1961	—		—	—	—
2	Stock Option	—		—	—	—
3	Sweat Equity	—		—	—	—

4	Commission	—		—	—	—
	-As % to profit	—		—	—	—
	-Others specify	—		—	—	—
5	Others, please specify	—		—	—	—
	Total (A)	10,475,540	11,091,633	1,058,314	53,95,618	28,021,109
	Ceiling as per the Act	—		—	—	—

VII.	PENALTIES/PUNISHMENT/COMPOUNDING OF OFFENCES

Type	Section of the Companies Act	Brief Description	Details of Penalty / Punishment / Compounding fees imposed	Authority [RD / NCLT / Court]	Appeal made, if any (give details)
A. Company
Penalty	—	—	—	—	—
Punishment	—	—	—	—	—
Compounding	—	—	—	—	—
B. Directors
Penalty	—	—	—	—	—
Punishment	—	—	—	—	—
Compounding	—	—	—	—	—
C. Other Officers in Default
Penalty	—	—	—	—	—
Punishment	—	—	—	—	—
Compounding	—	—	—	—	—

Videocon d2h Limited

Financial Statements (IGAAP)

31 March 2015

Khandelwal Jain & Co.	Kadam& Co.

Chartered Accountants	Chartered Accountants

12-B, BaldotaBhavan,	‘Vedant”, 8/9 Viraj Estate,

17 M .K. Road, Churchgate,	Opp. Tarakpur Bus Stand,

Mumbai – 400 020, India	Ahmednagar – 414 003, India

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF,

VIDEOCON d2h LIMITED

1	Report on the Financial Statements

We have audited the accompanying financial statements of VIDEOCON d2h LIMITED (“the Company”), which comprise the Balance Sheet as at March 31, 2015, the Statement of Profit and Loss, the Cash Flow Statement for the year then ended, and a summary of the significant accounting policies and other explanatory information.

2	Management’s Responsibility for the Financial Statements

The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 (“the Act”) with respect to the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

3	Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.

We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made there under.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial control system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the financial statements.

4	Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2015, and its loss and its cash flows for the year ended on that date.

5	Emphasis of Matters

We draw attention to Note No. 37 to the financial statements. The Company has incurred a net loss of Rs. 3,925.52 million during the year, the accumulated losses as at March 31, 2015 amounted to Rs. 25,240.06 million and the net worth of the Company has been substantially eroded. The Company’s ability to continue as a going concern depends on its ability to fund its operating and capital expenditure requirements. The management is confident of mobilizing necessary resources for continuing the operations and generating cash flow from business operations by increasing subscribers’ base. Accordingly, these financial statements have been prepared on a going concern basis.

Our opinion is not modified in respect of this matter.

6	Report on Other Legal and Regulatory Requirements

A	As required by the Companies (Auditors Report) Order, 2015 (“the Order”), issued by the Central Government of India in terms of sub section (11) of section 143 of the Act, we give in the Annexure, a statement on the matters specified in the paragraphs 3 and 4 of the Order, to the extent applicable.

B	As required by Section 143(3) of the Act, we report that:

a	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

b	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

c	The Balance Sheet, the Statement of Profit and Loss, and the Cash Flow Statement dealt with by this Report are in agreement with the books of account

d	In our opinion, the aforesaid financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.

e	The going concern matter described under the Emphasis of Matters paragraph above, in our opinion, may have an adverse effect on the functioning of the Company.

f	On the basis of the written representations received from the directors as on March 31, 2015 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2015 from being appointed as a director in terms of Section 164 (2) of the Act.

g	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

i	The Company’s pending litigations comprise of claims against the Company and proceedings pending with Tax Authorities. The Company has reviewed all its pending litigations and proceedings and has made adequate provisions, wherever required and disclosed the impact of pending litigations on its financial position in its financial statements as referred to in Note No. 25(b) of the financial statements;

ii	a	The Company periodically reviews all its long term contracts to assess for any material foreseeable losses. Based on such review, the Company has made adequate provisions for material foreseeable losses, if any on long term contracts in the books of account as required under any applicable law / Accounting Standard;

	b	As at March 31, 2015, the Company did not have any outstanding long term derivative contracts.

iii	There was no amount required to be transferred to the Investor Education and Protection Fund by the Company during the year.

For KHANDELWAL JAIN & CO.	For KADAM & CO.

Chartered Accountants	Chartered Accountants

Firm Registration No.: - 105049W	Firm Registration No.: - 104524W

AKASH SHINGHAL	U. S. KADAM

Partner	Partner

Membership No. 103490	Membership No. 31055

Place: - Mumbai

Date: - May 27, 2015

Annexure to Independent Auditors’ Report

(Referred to in paragraph “A” under ‘Report on Other Legal and Regulatory Requirements’

section of our report of even date)

i	In respect of fixed assets:

a	The Company has maintained proper records showing full particulars including quantitative details and situations of Fixed Assets.

b	As per the information and explanations given to us, there is a phased programme of physical verification of fixed assets adopted by the Company and no material discrepancies were noticed on such verification. In our opinion, the frequency of verification is reasonable, having regard to the size of the Company and nature of its business.

ii	In respect of Inventory:

a	According to the information and explanations given by the management, the Inventories have been physically verified by the management at reasonable intervals during the year. In our opinion, having regard to the nature and location of stocks, the frequency of physical verification is reasonable.

b	In our opinion, and according to the information and explanations given to us, procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

c	The Company is maintaining proper records of Inventory. In our opinion, the discrepancies noticed on physical verification of stocks were not material in relation to the operation of the Company, and the same have been properly dealt with in the books of account.

iii	According to information and explanations given to us, the Company has not granted any loans, secured or unsecured to companies, firms and other parties covered in the register maintained under section 189 of the Companies Act, 2013. Accordingly, paragraph 3(iii) of the Order are not applicable.

iv	In our opinion and according to information and explanations given to us, there are adequate internal control systems commensurate with the size of the Company and the nature of its business with regard to purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal controls.

v	The Company has not accepted any deposits during the year from the public as per the directives issued by the Reserve Bank of India and the provisions of sections 73 to 76 or any other relevant provisions of the Companies Act, 2013 and the rules framed there under.

vi	We have broadly reviewed the cost records maintained by the Company pursuant to the Companies (Cost Records and Audit) Rules, 2014 prescribed by the Central Government under sub section (1) of section 148 of the Companies Act, 2013 and we are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have, however, not made a detailed examination of the cost records with a view to determine whether they are accurate or complete.

vii	a According to the information and explanations given to us and records examined by us, the Company is generally regular in depositing undisputed statutory dues including provident fund, employees’ state insurance, income tax, sales tax, wealth tax, service tax, duty of customs, duty of excise, value added tax, cess and any other statutory dues wherever applicable to it with the appropriate authorities, though there has been a slight delay in few cases. According to information and explanations given to us no undisputed arrears of statutory dues were outstanding as at March 31, 2015 for a period of more than six months from the date they became payable.

b	According to the records of the Company, the dues of income tax or sales tax or wealth tax or service tax or duty of customs or duty of excise or value added tax or cess have not been deposited on account of any dispute, amount involved and the forum where dispute is pending are as under:

(Rs in Millions)
Name of the Statute	Nature of the Dues	Amount	Period to which the amount relates	Forum where dispute is pending
Income Tax Act, 1961	Interest on Tax Deducted at Source	39.66 Less: Deposited: 1.81	AY 2010-11	Income Tax Appellate Tribunal
		231.98 Less: Deposited: 2.00	AY 2011-12	Income Tax Appellate Tribunal
		214.67	AY 2012-13	CIT(A)

c	During the year ended March 31, 2015, the Company was not required to transfer any amount to Investor Education and Protection Fund in accordance with the relevant provisions of the Companies Act, 1956 (1 of 1956) and rules made there under. Accordingly, this paragraph of the Order is not applicable.

viii	The accumulated losses of the Company are more than fifty percent of its net worth at the end of the financial year.

ix	Based on our audit procedures and the information and explanations given to us, the Company has defaulted in repayment to the financial institutions or banks. The delays have been summarized below indicating the principal amount, interest amount and period. The company has not issued any debentures.

	(Rs in Millions)
Particulars	Principal	Interest	Delay in days - Range
Amount paid before the year end	3,114.70	3,473.53	1 to 58 days
Amount outstanding as at March 31, 2015	—	—	—
Total	3,114.70	3,473.53

x	Based on our examination of the records and information and explanations given to us, the Company has not given any guarantee for loans taken by others, from bank or financial institutions. However, lien is marked on bank fixed deposits amounting to Rs. 2,000 million towards the credit facility availed by a group entity from a bank.

xi	Based on our examination of the records and information and explanations given to us, the term loans raised during the year were applied, on an overall basis, for the purposes for which they were obtained.

xii	To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

For KHANDELWAL JAIN & CO. Chartered Accountants Firm Registration No.: - 105049W	For KADAM & CO. Chartered Accountants Firm Registration No.: - 104524W

AKASH SHINGHAL	U. S. KADAM

Partner	Partner

Membership No. 103490	Membership No. 31055

Place: - Mumbai Date: - May 27, 2015

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

Balance Sheet

As at 31st March 2015

		As at	As at
Particulars	Note No.	31st March 2015 ( in Millions)	31st March 2014 ( in Millions)
I EQUITY AND LIABILITIES
SHAREHOLDERS’ FUNDS
Share Capital	2	3,930.00	2,420.00
Reserves and Surplus	3	(3,859.12)	(15,462.07)

		70.88	(13,042.07)
NON-CURRENT LIABILITIES
Long-Term Borrowings	4	23,000.13	23,533.25
Other Long-Term Liabilities	5	2,869.14	2,668.99
Long-Term Provisions	6	71.09	48.06

		25,940.36	26,250.30
CURRENT LIABILITIES
Short-Term Borrowings	7	—	2,250.00
Trade Payables	8	6,493.24	3,323.14
Other Current Liabilities	9	9,046.80	10,439.23
Short-Term Provisions	10	5.95	4.81

		15,545.99	16,017.18

TOTAL		41,557.23	29,225.41

II. ASSETS
NON-CURRENT ASSETS
Fixed Assets
Tangible Assets	11	22,896.92	20,677.44
Intangible Assets	11	1,072.53	1,250.93
Capital Work-in-Progress		2,544.22	2,224.53
Long-Term Loans and Advances	12	758.39	2,131.64

		27,272.06	26,284.54
CURRENT ASSETS
Inventories	13	341.25	317.13
Trade Receivables	14	1.63	4.24
Cash and Bank Balances	15	13,001.22	881.87
Short-Term Loans and Advances	16	941.07	1,737.63

		14,285.17	2,940.87

TOTAL		41,557.23	29,225.41

SIGNIFICANT ACCOUNTING POLICIES AND NOTES FORMING PART OF THE FINANCIAL STATEMENTS	1 to 44

As per our report of even date

For KHANDELWAL JAIN & CO.	For KADAM & CO.	For and on behalf of the Board
Chartered Accountants	Chartered Accountants
Firm Reg. No. - 105049W	Firm Reg. No. - 104524W
		SAURABH P. DHOOT	NABANKUR GUPTA
		Whole Time Director	Director

AKASH SHINGHAL	U. S. KADAM
Partner	Partner
Membership No. 103490	Membership No. 31055

		AVANTI KUMAR	AMRUTA KARKARE
Place: Mumbai		KANTHALIYA
Date: May 27, 2015		Chief Finance officer	Company Secretary

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

Statement of Profit and Loss

For the year ended on 31st March 2015

Particulars	Note No.	Year Ended 31st March 2015 ( in Millions)	Year Ended 31st March 2014 ( in Millions)
INCOME
Revenue from Operations	17	23,217.34	17,494.23
Other Income	18	0.08	17.26

TOTAL INCOME		23,217.42	17,511.49

EXPENSES
Cost of Materials Consumed	19	232.43	218.86
Employee Benefits Expense	20	993.54	864.28
Operating Expenses	21	13,620.62	10,496.21
Selling and Distribution Expenses	22	1,719.66	1,524.18
Administrative and Other Expenses	23	686.38	537.04
Finance Costs	24	4,614.23	4,351.02
Depreciation, Amortization and Impairment	11	5,276.08	4,213.57

TOTAL EXPENSES		27,142.94	22,205.16

PROFIT/(LOSS) BEFORE TAX		(3,925.52)	(4,693.67)
Less: Tax Expense		—	—
- Income Tax paid for Earlier Years		—	—

PROFIT/(LOSS) FOR THE PERIOD/YEAR		(3,925.52)	(4,693.67)

EARNINGS PER SHARE (in )
Equity Share of face value of 10/- each
Basic	28	(16.19)	(19.40)
Diluted		(16.19)	(19.40)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES FORMING PART OF THE FINANCIAL STATEMENTS	1 to 44

As per our report of even date

For KHANDELWAL JAIN & CO.	For KADAM & CO.	For and on behalf of the Board
Chartered Accountants	Chartered Accountants
Firm Reg. No.—105049W	Firm Reg. No.—104524W

		SAURABH P. DHOOT	NABANKUR GUPTA
		Whole Time Director	Director

AKASH SHINGHAL	U. S. KADAM
Partner	Partner
Membership No. 103490	Membership No. 31055

		AVANTI KUMAR	AMRUTA KARKARE
Place: Mumbai		KANTHALIYA
Date: May 27, 2015		Chief Finance officer	Company Secretary

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

Cash Flow Statement for the year ended March 31, 2015

Particulars			Year Ended 31st March 2015 ( in Millions)	Year Ended 31st March 2014 ( in Millions)
A. CASH FLOW FROM OPERATING ACTIVITIES
Profit/(Loss) before Tax			(3,925.52)	(4,693.67)
Adjustments for:
Depreciation, Amortization and Impairment			5,276.08	4,213.57
Finance Costs			4,511.70	4,447.98
Provision for Leave Encashment			8.33	2.01
Provision for Gratuity			15.84	4.36
Excess Provision for Doubtful Debts Written Back			1.05	(15.41)
Loss on Sale of Fixed Assets			2.07	—
Interest Received			(102.53)	(96.96)

Operating Profit before Working Capital Changes			5,787.02	3,861.88
Adjustments for:
(Increase) / Decrease in Inventories			(24.12)	(63.96)
(Increase) / Decrease in Trade Receivable and Loans and Advances			799.96	450.07
Increase / (Decrease) in Other Liabilities			3,401.77	1,171.22

Cash generated from Operating Activities			9,964.63	5,419.21
Advance Tax Paid and Tax Deducted at Source			(0.67)	19.26

Net Cash flow from Operating Activities	(A	)	9,965.30	5,399.95
B. CASH FLOW FROM INVESTING ACTIVITIES
Purchase of Fixed Assets			(7,329.57)	(6,501.83)
Loss on Sales of Fixed Assets			(2.07)	—
(Increase) / Decrease in Capital Work-in-Progress			(319.69)	285.54
(Increase) / Decrease in Capital Advances			1,370.74	(2,029.90)
(Increase) / Decrease in Other Bank Balances			(2,213.04)	(42.46)

Net Cash (used in) Investing Activities	(B	)	(8,391.10)	(8,288.65)

C. CASH FLOW FROM FINANCING ACTIVITIES
Increase / (Decrease) in Equity Share Capital			1,510.00	—
Share Premium Received			15,540.88	—
Increase / (Decrease) in Long Term Borrowings			(1,957.07)	4,885.95
Increase / (Decrease) in Short Term Borrowings			(2,250.00)	(3,250.00)
Finance Costs			(4,511.70)	(4,351.02)

Net Cash flow from Financing Activities	(C	)	8,332.11	(2,715.07)

Net Change in Cash and Cash Equivalents (A+B+C)			9,906.31	(5,603.77)
Cash and Cash Equivalents at beginning of the year			184.90	5,788.67
Cash and Cash Equivalents at the end of the year			10,091.21	184.90
Other Bank Balances			2,910.01	696.97
Cash and Bank Balances at the end of the year (Refer Note No. 15)			13,001.22	881.87

As per our report of even date

For KHANDELWAL JAIN & CO.	For KADAM & CO.	For and on behalf of the Board
Chartered Accountants	Chartered Accountants
Firm Reg. No.—105049W	Firm Reg. No.—104524W

AKASH SHINGHAL	U. S. KADAM	SAURABH P. DHOOT	NABANKUR GUPTA
Partner	Partner	Whole Time Director	Director
Membership No. 103490	Membership No. 31055

		AVANTI KUMAR	AMRUTA KARKARE
Place: Mumbai		KANTHALIYA
Date: May 27, 2015		Chief Finance officer	Company Secretary

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

Company Overview

Videocon d2h Limited (Formerly Bharat Business Channel Limited) (“the Company”) is in to the business of providing Direct to Home (DTH) services to its subscribers. The Company has entered into a License Agreement with the Ministry of Information and Broadcasting to provide DTH Services. The DTH services are rendered to subscribers through Consumer Premises Equipment (CPE) used for receiving and broadcasting DTH signals at subscriber’s premises.

The company’s American Depositary Shares representing equity shares are also listed on the NASDAQ Stock Exchange.

1.	Significant Accounting policies

1.1	Basis for preparation of Financial Statements

a)	The financial statements are prepared and presented under the historical cost convention using the accrual system of accounting in accordance with the accounting principles generally accepted in India (Indian GAAP) and the requirements of the Companies Act, 1956 (upto March 31, 2014), and notified sections, schedules and rules of the Companies Act 2013 (with effect from April 01, 2014), including the Accounting Standards as prescribed by the Companies (Accounting Standards) Rules, 2006 as per section 211(3C) of the Companies Act, 1956 (which are deemed to be applicable as Section 133 of the Companies Act, 2013 (“the Act”) read with Rule 7 of Companies (Accounts) Rules, 2014).

b)	Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires the management of the Company to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to the contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the year. Examples of such estimates include provisions for doubtful debts, employee retirement benefit plans, provision for income tax and the useful lives of fixed assets. The difference between the actual results and estimates are recognized in the year in which results are known or materialized.

1.2	Fixed Assets/Capital Work in Progress

a)	Tangible Fixed Assets are stated at cost of acquisition less accumulated depreciation/amortization and impairment loss, if any. The cost is inclusive of freight, installation cost, duties, taxes, borrowing cost and other incidental expenses for bringing the asset to its working conditions for its intended use but net of CENVAT and Value Added Tax, wherever input credit is claimed.

b)	Consumer Premises Equipments are capitalized on Activation.

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

c)	Intangible Assets, which include License Fees, Computer Software, Technical Know-how and Brand Development, are measured at cost of acquisition and development and are stated at cost less accumulated amortization and impairment, if any.

d)	Capital Work in Progress is stated at cost, comprising of direct Cost, attributable borrowing cost and related incidental expenditure. All expenses incurred for acquiring, erecting and commissioning of fixed assets and incidental expenditure incurred during construction of the projects are shown under Capital Work in Progress.

1.3	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost comprises of purchase costs and other costs incurred in bringing such inventories to their present location and condition. Cost is determined on Weighted Average Basis.

1.4	Depreciation and Amortization

(A)	Tangible Assets:

a.	With effect from April 01, 2014, depreciation on tangible fixed assets is provided on the straight line method as per useful life prescribed in Schedule II to the Companies Act, 2013 as under:

Assets	Useful Life
Land and Building
Building	30 Years
Equipment & Machinery
Plant and Machinery	13 – 15 years
Computer hardware	3- 6 years
Other assets (Furniture & Fixtures and Vehicle)
Furniture & Fixtures	10 years
Vehicles	8 years

b.	In the case of Consumer Premises Equipments which is depreciated over the useful life of7 years, which is different from the useful life prescribed in Schedule II i.e. 13 years as per technical advice taken of the management.

c.	Leasehold Land is amortized over the period of primary lease.

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

(B) Intangible Assets:

Intangible assets are amortized over their useful life as follow:

a)	License fee for DTH License is amortized over the period of license.

b)	Computer Software is amortized over the period of 5 years or the period of license whichever is less.

c)	Technical know-how and Designs, Brand Development are amortized over the period of 10 years.

1.5	Revenue Recognition

a)	Subscription revenue from DTH services is recognized on accrual basis on rendering of the services and is net of service tax and any discount given.

b)	Activation revenue is recognized on the date of activation and is net of service tax and any discount given.

c)	Revenue from installation is recognized on completion of the installation and is net of service tax.

d)	Revenue on account of sale of Set Top Box (STB), accessories and goods is recognized when the goods are dispatched and are stated net of Sales tax / VAT, discounts and rebates.

e)	Lease rentals are recognized as revenue as per the terms of contract of operating lease over the period of lease on straight line basis.

f)	Other services are recognized on rendering of the service and is net of service tax. g) Interest income is recognized on time proportion basis taking into account the amount invested and the rate of interest.

1.6	Impairment of Assets

The Fixed Assets or a group of assets (Cash generating unit) are reviewed for impairment at each Balance Sheet date. In case of any such indication, the recoverable amount of these assets or group of assets is determined, and if such recoverable amount of the assets or cash generating unit to which the assets belongs is less than it’s carrying amount, the impairment loss is recognized by writing down such assets to their recoverable amount. An impairment loss is reversed if there is change in the recoverable amount and such loss either no longer exists or has decreased.

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

1.7	Leases

a)	Leases which effectively transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items are classified as ‘Finance Leases’. Assets acquired on ‘Finance Lease’ which transfer risk and rewards of the ownership to the Company are capitalized as the assets by the company.

b)	Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased items are classified as ‘Operating Leases’. Rentals in respect of Operating Leases are recognized as an expense / income in the Statement Profit and Loss on a basis which reflect the time pattern of such payment / receipt appropriately.

c)	Initial direct cost incurred specifically to earn revenue from operating lease are deferred and allocated to income over the estimated period in which the benefit is expected to be derived from the use of related leased assets, in proportion to the recognition of lease rental income.

1.8	Earnings Per Share

Basic earnings per share are calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the net profit or loss for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all potential dilutive equity shares, except where result would be anti-dilutive.

1.9	Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets till the time they are ready for intended use are capitalized as part of cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for its intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

1.10	Foreign Currency Transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transactions. Foreign Currency Monetary Assets and Liabilities are translated at the year end rate. The difference between the rate prevailing on the date of transaction and on the date of settlement as also on translation of monetary items at the end of the year is recognized, as the case may be, as income or expense for the year.

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

1.11	CENVAT/VAT Credit

The CENVAT / VAT credit available on purchase of materials, capital goods and other eligible inputs is adjusted against service tax / output VAT payable. The unadjusted CENVAT/VAT credit is shown under the head “Short Term Loans and Advances” until the same is adjusted against service tax / output VAT payable.

1.12	Employees Benefits

a)	Short Term Employees Benefits

All employee benefits payable within twelve months of rendering the services are classified as short-term employee benefits. Benefits such as salaries, wages, and bonus etc., are recognized in the Statement Profit and Loss in the period in which the employee renders the related service.

b)	Long Term Employee Benefits

i) Provident Fund and employees’ state insurance schemes

All employees of the Company are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employees and the employer make monthly contributions to the plan at a predetermined rate (presently 12%) of the employees’ basic salary. These contributions are made to the fund administered and managed by the Government of India.

The Company’s contributions to both these schemes are expensed. The Company has no further obligations under these plans beyond its monthly contributions.

ii)	Gratuity

The Company provides for gratuity obligations through a defined benefit retirement plan (the ‘Gratuity Plan’) covering all employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee salary and years of employment with the Company. The Company makes provision for the Gratuity Plan based on independent actuarial valuations in accordance with Accounting Standard 15 (revised), “Employee Benefits” at the end of every Financial Year. The present value of obligation under gratuity is determined based on actuarial valuation using Projected Unit Credit Method, which recognizes each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

Actuarial gains and losses comprise experience adjustments and the effects of changes in actuarial assumptions and are recognized immediately in the Statement of Profit and Loss as income or expenses.

iii) Leave Encashment and Other long term benefit

Liability in respect of leave encashment for complete financial year is determined using the projected unit credit method with independent actuarial valuations as on the Balance Sheet date and gains/losses are recognized immediately in the Statement Profit and Loss.

1.13	Taxation

Income tax comprises of current tax and deferred tax. Provision for current income tax is made on the assessable income/benefits at the rate applicable to relevant assessment year. Deferred tax assets and liabilities are recognized for the future tax consequences of timing differences, subject to the consideration of prudence. Deferred tax assets and liabilities are measured using the tax rates enacted or substantively enacted by the Balance Sheet date. The carrying amount of deferred tax asset/liability are reviewed at each Balance Sheet date and recognized and carried forward only to the extent that there is a reasonable certainty that the asset will be realized in future.

1.14	Provisions, Contingent Liabilities and Contingent Assets

The Company recognize a provision when there is a present obligation as a result of a past event and it is more likely than not that there will be an outflow of resources embodying economic benefits to settle such obligation and the amount of such obligation can be reliably estimated. Provisions are determined based on the management’s estimation of the outflow required to settle the obligation at the balance sheet date. These are reviewed at each balance sheet date and adjusted to reflect current management estimates.

Contingent Liabilities are disclosed by way of Notes to Accounts. Disputed demands in respect of Central Excise, Customs, Income-tax, Sales Tax and Others are disclosed as contingent liabilities. Payment in respect of such demands, if any, is shown as an advance, till the final outcome of the matter and where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are not recognized in the financial statements.

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF FINANCIAL STATEMENTS

Particulars	As at 31st March 2015 ( in Millions)	As at 31st March 2014 ( in Millions)
2. SHARE CAPITAL
(a) Authorized:
500,000,000 (Previous Year 500,000,000) Equity Shares of 10/- each	5,000.00	5,000.00
Issued, Subscribed and Fully Paid-up:
392,999,600 (Previous Year 242,000,000) Equity Shares of 10/- each fully paid-up.	3,930.00	2,420.00

Total	3,930.00	2,420.00

(b)	The Company has only one class of share referred to as equity share having a par value of 10/-. Each holder of equity shares is entitled to equal right of voting and dividend.
(c)	In the event of liquidation of the company, the holders of equity shares will be entitled to receive remaining assets of the company and after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

(d)	The details of Shareholders holding more than 5% of Equity Shares are as under:

	As at 31st March 2015		As at 31st March 2014
Name of Shareholders	No. of Shares	% of holding	No. of Shares	% of holding
Shree Dhoot Trading and Agencies Limited	45,980,000	11.70	45,980,000	19.00
Solitaire Appliances Private Limited	45,980,000	11.70	45,980,000	19.00
Greenfield Appliances Private Limited	45,980,000	11.70	45,980,000	19.00
Synergy Appliances Private Limited	45,980,000	11.70	45,980,000	19.00
Dome- Bell Electronics India Private Limited	45,980,000	11.70	45,980,000	19.00

Deutsche Bank Trust Company Americas, as Depository	150,999,600	*	—	—

*	Held by Deutsche Bank Trust Company as Depository for American Depository Shares (ADS) (Refer No No. 35)

(e) Reconciliation of the Equity Shares outstanding is set out below:

	As at 31st March, 2015		As at 31st March, 2014
Particulars	No. of Shares	( in Millions)	No. of Shares	( in Millions)
At the beginning of the year	242,000,000	2,420.00	242,000,000	2,420.00
Add: Issued during the year	150,999,600	1,510.00	—	—

At the end of the year	392,999,600	3,930.00	242,000,000	2,420.00

(f)	The company, under ESOP Plan 2014, has given an option to its eligible employees entitling upto 4,000,000 equity shares. Each option pursuant to the ESOP 2014 entitles the grantees to apply for one equity share. The exercise price is lower of Rs 50 or a price equivalent to 50% of the issue price determined pursuant to an initial public offering. Till March 31, 2015, the option has not been granted.
(g)	In terms of Contribution agreement entered between company and Silver Eagle Acquisition Corporation;

(i) Certain shareholders of the company are entitled to be issued an additional 11,680,000 American Depository Shares (ADS) equivalent to 46,720,000 equity shares of the company;

(ii) The Company is also required to issue to the Global Eagle Acquisition LLC by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of the Board of Directors of Videocon d2h) an additional 2,000,000 American Depository Shares.

(iii) The company has also granted a stock option of 2,800,000 equity shares to its executive director, Mr Saurabh Dhoot;

These equity shares will be issued by way of a bonus shares or such other form of share issue as determined and is subject to the achievement of certain ADS price targets on NASDAQ for a specified period during three years after listing.

(h)	The equity shares listed in clause f & g above are subject to approval of Ministry of Information & Broadcasting (MoIB)

		As at	As at
		31st March 2015	31st March 2014
		( in Millions)	( in Millions)
3. RESERVES AND SURPLUS
Securities Premium Account
At the beginning of the year		5,840.00	5,840.00
Add: Received during the year		15,540.88	—

At the end of the year	(a)	21,380.88	5,840.00

Surplus/(Deficit) in Statement of Profit and Loss
At the beginning of the year		(21,302.07)	(16,608.40)
Add: Carrying amount of the asset where the remaining useful life is NIL as per schedule II of Companies Act, 2013		(12.41)	—
Add: Profit/(Loss) for the year		(3,925.52)	(4,693.67)

At the end of the year	(b)	(25,240.00)	(21,302.07)

	Total (a+b)	(3,859.12)	(15,462.07)

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF FINANCIAL STATEMENTS

Particulars	As at 31st March 2015		As at 31st March, 2014
	Non Current	Current	Non Current	Current
	( in Millions)		( in Millions)
4. LONG-TERM BORROWINGS
Secured
Rupee Term Loans from Banks & Financial Institutions	22,977.00	2,931.25	23,533.25	4,355.20
Unsecured
Finance Lease Obligation	23.13	15.69	—	—

Total	23,000.13	2,946.94	23,533.25	4,355.20

(a)	The above Rupee Term Loans from Banks are secured by first pari passu charge by way of equitable mortgage on the entire immovable assets, hypothecation of entire movable assets, both present and future, first charge on escrow accounts and debt service reserve account, assignment of DTH license, gaurantee of Corporate Promoters and personal guarantees of Mr. Venugopal N. Dhoot and Mr. Pradip kumar N. Dhoot. Out of the above:

(i) The Rupee Term Loans of Nil (Previous Year 3,030.00mn) are also secured by corporate guarantee of Videocon Industries Limited.

(ii) The Rupee Term Loans of 8,675mn (Previous Year 10,000mn) are also secured by pledge and non-disposal undertaking of 30% and 21% shares of the Company, respectively, corporate guarantees of Videocon Industries Limited and one non promoter corporate share holder of the Company.

(iii) Rupee term loan of 2,000 million (previous year Rs. Nil) is further secured by assets of the group entities.

(b)	The rate of interest range from 13.00 % to 14.50 % per annum.

(c)	The repayment of the loan is scheduled as below :

Year	( in Millions)
2015-16	2,931.25
2016-17	5,491.88
2017-18	4,190.00
2018-19	3,318.13
2019-20	4,112.50
2020-21	4,480.13
2021-22	731.25
2022-23	653.13

(d)	Periodic finance lease obligations are as below:

Period	( in Millions)
2015-16	15.69
2016-17	17.77
2017-18	5.36

Particulars	As at 31st March 2015 ( in Millions)	As at 31st March 2014 ( in Millions)
5. OTHER LONG-TERM LIABILITIES
Income Received in Advance	2,869.14	2,668.99
Total	2,869.14	2,668.99
6. LONG-TERM PROVISIONS
Provision for Leave Encashment	26.10	18.19
Provision for Gratuity	44.99	29.87

Total	71.09	48.06

7. SHORT-TERM BORROWINGS
Unsecured
Rupee Loan from Others - Payable on Demand	—	2,250.00

Total	—	2,250.00

8. TRADE PAYABLES
Micro, Small and Medium Enterprises {Includes Acceptance of 263.87mn (Previous Year 85.74mn)}	447.60	103.71
(Refer Note No. 34)
Others {Includes Acceptance of 997.30mn (Previous Year 990.09mn)} (Refer Note No 36 (a))	6,045.64	3,219.43

Total	6,493.24	3,323.14

9. OTHER CURRENT LIABILITIES
Current Maturities of Rupee Term Loans from Banks (Refer Note No. 4)	2,931.25	4,355.20
Current Maturities of Finance Lease Obligation	15.69	—
Interest Accrued but not due on Borrowings	0.56	346.42
Interest Accrued and due on Borrowings	—	378.54
Income Received in Advance	4,833.72	4,342.21
Payable for Fixed Assets {Includes Acceptance of 532.50mn (Previous Year 495.14mn)(Refer Note No. 36 (b))}	823.49	643.14
Other Payables	442.09	373.72

Total	9,046.80	10,439.23

10. SHORT-TERM PROVISIONS
Provision for Leave Encashment	3.42	3.00
Provision for Gratuity	2.53	1.81

Total	5.95	4.81

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF FINANCIAL STATEMENTS

11. FIXED ASSETS

	( in Millions)
	Gross Block				Depreciation, Amortization and Impairment					Net Block
Particulars	As at 1st April 2014	Additions During the year	Deductions	As at 31th March, 2015	Upto 1st April 2014	Adjustment	For the period	Deductions	Upto 31th March, 2015	As at 31th March, 2015	As at 1st April 2014
Tangible Assets
Lease Hold Land	135.74	—	—	135.74	8.38	—	1.68	—	10.06	125.68	127.36
Building	232.52	11.34	—	243.86	32.61	—	7.95	—	40.56	203.30	199.91
Plant and Machinery *	3,151.76	337.03	0.35	3,488.44	830.44	—	260.88	0.08	1,091.24	2,397.20	2,321.32
Consumer Premises Equipments (CPE)**	25,895.83	6,808.52	—	32,704.35	8,318.36	359.04	4,245.36	—	12,922.76	19,781.59	17,577.45
Electrical Installations	186.28	16.87	0.13	203.02	33.75	—	25.95	0.03	59.67	143.35	152.53
Furniture and Fixtures	54.29	6.13	1.05	59.37	12.52	—	6.98	0.45	19.05	40.32	41.77
Office Equipments	28.69	8.36	0.05	37.00	4.58	—	16.55	0.01	21.12	15.88	24.11
Computers #	566.11	89.36	0.02	655.45	344.99	12.41	115.57	0.02	472.95	182.50	221.12
Vehicles	18.17	—	2.96	15.21	6.30	—	2.58	0.78	8.10	7.11	11.87

Sub-Total	30,269.39	7,277.61	4.56	37,542.44	9,591.93	371.45	4,683.50	1.37	14,645.51	22,896.92	20,677.44

Intangible Assets
License Fees	100.00	—	—	100.00	48.15	—	11.11	—	59.26	40.74	51.85
Computer Software	469.54	55.10	—	524.64	321.54	—	72.40	—	393.94	130.70	148.00
Technical Know-how and Designs	274.45	—	—	274.45	117.61	—	27.44	—	145.05	129.40	156.86
Brand Development	1,225.31	—	—	1,225.31	331.09	—	122.53	—	453.62	771.69	894.22
Sub-Total	2,069.30	55.10	—	2,124.40	818.39	—	233.48	—	1,051.87	1,072.53	1,250.93

Total as at 31st March, 2015	32,338.69	7,332.71	4.56	39,666.84	10,410.32	371.45	4,916.98	1.37	15,697.38	23,969.45	21,928.37

Total as at 31st March, 2014	25,836.85	6,501.84	—	32,338.69	6,196.74	—	4,213.58	—	10,410.32	21,928.37

*	It includes assets acquired on finance lease having gross capitalized value of 4.38 Mn, accumalated depreciation as on March 31, 2015 of 0.20 Mn (previous year Nil) and WDV as on March 31, 2015 of 4.18 Mn (Previous year Nil).
#	As per the New Companies Act, 2013, where remianing useful life of assets as at 1st April, 2014 is Nil, remaining WDV of assets is recognized in the opening retained earnings.

It includes assets acquired on finance lease having gross capitalized value of 45.11 Mn , accumalated depreciation as on March 31, 2015 of 4.39 Mn (previous year Nil) and WDV as on March 31, 2015 of 40.72Mn (Previous year Nil).

**	The Company has made assessment as at 31st March 2015 for any indication of impairment in the carrying amount of the fixed assets and has determined that the impairment loss on certain CPEs of 359.04mn which has been included in the depreciation, amortization and impariment for the period (Previous Year 361.93mn)

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF FINANCIAL STATEMENTS

	As at	As at
Particulars	31st March 2015 ( in Millions)	31st March 2014 ( in Millions)
12. LONG-TERM LOANS AND ADVANCES
(Unsecured, considered good)
Capital Advances	661.52	2,032.26
Deposits	46.20	48.04
Advance Income Tax and TDS	50.67	51.34

Total	758.39	2,131.64

13. INVENTORIES
(As taken, valued and certified by the Management)
Consumables and Spares (including Material-in-Transit)	341.25	317.13

Total	341.25	317.13

14. TRADE RECEIVABLES
(Unsecured)
Outstanding for a period exceeding six months
Considered Good	—	—
Considered Doubtful	1.05	0.63

	1.05	0.63
Less: Provision for Doubtful Debts	1.05	0.63

	—	—
Others - Considered Good	1.63	4.24

Total	1.63	4.24

15. CASH AND BANK BALANCES
Cash and Cash Equivalents
Cash on hand	1.72	1.35
Balances with Banks in Current Accounts	8,287.05	183.55
Balances with Banks in Fixed Deposits (Maturity of less than 3 months)	1,802.44	—

Sub Total	10,091.21	184.90

Other Bank Balances
Fixed Deposits (held as margin money for credit facilities and other commitments)
- Maturity of more than 3 months & less than 12 months *	2,865.33	662.87
- Maturity of more than 12 months	44.68	34.10
* A lien is marked on Fixed Deposits amounting to 2,000 Mn towards credit facility availed by a group entity from a bank.
Sub Total	2,910.01	696.97

Total	13,001.22	881.87

16. SHORT-TERM LOANS AND ADVANCES
(Unsecured, considered good)
Deposits	20.06	17.99
Interest Receivables	51.25	31.14
Balance with Central Excise/VAT Authority	646.05	1,579.72
Other Loans and Advances	223.71	108.78

Total	941.07	1,737.63

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF FINANCIAL STATEMENTS

	Year Ended	Year Ended
Particulars	31st March 2015 ( in Millions)	31st March 2014 ( in Millions)
17. REVENUE FROM OPERATIONS
Income from DTH Services
Subscription Revenue	20,558.33	14,808.91
Other Operating Revenue	1,623.50	1,810.51
Lease Rentals	927.35	761.34
Sales - Set Top Box and Other Accessories	108.16	113.47

Total	23,217.34	17,494.23

18. OTHER INCOME
Recovery of Bad Debts written off net of provision for doubtful debts	—	15.41
Miscellaneous Income	0.08	1.85

Total	0.08	17.26

19. COST OF MATERIALS CONSUMED
Material and Components Consumed
Opening Stock	317.13	253.17
Add: Purchases	256.55	282.82

	573.68	535.99
Less: Closing Stock	341.25	317.13

Total	232.43	218.86

20. EMPLOYEE BENEFITS EXPENSE
Salary, Wages and Other Benefits	928.13	809.94
Contribution to Provident and Other Funds	37.77	33.76
Staff Welfare	27.64	20.58

Total	993.54	864.28

21. OPERATING EXPENSES
Space Segment Charges and Fees	1,403.49	1,332.29
Content and Other Support Costs	8,789.25	6,303.19
Installation and Service Expenses	938.36	1,028.68
License Fees and Taxes	2,489.52	1,832.05

Total	13,620.62	10,496.21

22. SELLING AND DISTRIBUTION EXPENSES
Advertisement and Marketing Expenses	762.66	812.30
Customer Support Services	871.77	627.16
Distribution Expenses	85.23	84.72

Total	1,719.66	1,524.18

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF FINANCIAL STATEMENTS

	Year Ended	Year Ended
Particulars	31st March 2015 ( in Millions)	31st March 2014 ( in Millions)
23. ADMINISTRATIVE AND OTHER EXPENSES
Power and Fuel	77.31	68.98
Rates and Taxes	7.86	4.51
Rent	106.51	88.10
Printing and Stationery	15.96	10.84
Repairs and Maintenance :
Building	2.59	0.62
Plant and Machinery	6.46	4.91
Others	18.47	16.68
Insurance Expenses	5.05	5.78
Auditors’ Remuneration	9.39	1.53
Directors’ Sitting Fees	0.87	0.45
Legal and Professional Charges	147.55	67.11
Communication Expenses	28.20	24.88
Travelling and Conveyance Expenses	154.46	131.45
Exchange Fluctuation Loss (Net)	18.87	48.17
Bad Debts	0.42	—
Provision for Doubtful Debts	1.05	—
Loss on Sale of Fixed Assets	2.07	—
Office and General Expenses	83.29	63.03

Total	686.38	537.04

24. FINANCE COSTS (NET)
Interest & Bank Charges
On Fixed period Borrowings (Refer note No. 39)	4,223.47	4,235.14
On Others	368.82	112.08
Bank Charges	124.47	100.76
Less:
Interest Income	102.53	96.96

Total	4,614.23	4,351.02

Videocon d2h Limited

(Formerly Bharat Business Channel Limited)

NOTES FORMING PART OF FINANCIAL STATEMENTS

25	Capital Commitment and contingent liability

(a)	Capital Commitment

Estimated amount of contracts remaining to be executed on Capital account and not provided for (net of advances) 163.64 million (Previous Year 160.67 million).

(b)	Contingent liabilities not provided for

i)	Bank Guarantees of 587.03 million (Previous Year 592.58 million). ii) Letters of Credit opened of 23.56 million (Previous Year 2.27 million).

iii)	DTH License fee payable by the Company is calculated on adjusted gross revenue in accordance with the judgment given by TDSAT in the petition No. 92(C) and 93 (C) of 2009 dated 28th May 2010 and the same is provided for in the books of account. The Company has received a demand notice dated March 24, 2014 from Ministry of Information & Broadcasting demanding additional license fees of 1,582.89 million (including interest of Rs 272.44 million) on the difference between gross revenue and adjusted gross revenue upto financial year 2012-13. The Company has filed a petition before TDSAT challenging the demand on, among others, the grounds of arbitrariness, non following principals of natural justice and during pendency of appeal before the Hon’ble Supreme Court dealing with the issue of license fees to be paid by DTH operators etc. and an interim stay has been granted for the payment of this demand. As per the stand of Ministry of Information and Broadcasting there would be a claim for additional license fees for financial year 2013-14 of 901.04 million and for financial year 2014-15 of 1177.14 million. Pending the matter for further hearing and final outcome, no provision is considered necessary by the management.

iv)	In respect of Entertainment Tax in various States, the Company has preferred appeals / writ petitions in the High Court / Supreme Court challenging the applicability of Entertainment Tax to the Company. Pending the final outcome of these appeals / petitions, the Company has paid under protest and provided for the disputed liability, except for the disputed amount of 127.14 million (Previous Year 80.47 million) in respect of two states.

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

v)	(a) The Company has received show cause notice dated June 13, 2014 from Commissioner of Customs, Central Excise and Service Tax, Noida with regard to service tax on Advance Usage charges i.e., rental charges collected from the subscribers towards the usage of Set Top Boxes by the subscribers. The amount of service tax involved is 694.47 million (excluding interest) for the period from April 2009 to December 2013. The Company is in the process of filing the reply to the said notice and the management expects no liability in this regard.

(b) The Company has also received show cause notice dated October 22, 2014 from Directorate General of Central Excise Intelligence, Mumbai Zonal Unit with regard to reversal of Cenvat Credit of 391.77 million availed during the financial years 2009-10 to 2013-14 on deactivated consumer premises equipments at customer premises. The Company is in the process of filing the reply to the said notice and the management expects no liability in this regard. The Company has also received show cause notice dated October 10, 2014 from Commissioner of Customs, Central Excise and Service Tax, Noida in the same matter.

vi)	The Sales Tax department has vide letter dated December 15, 2014 communicated its findings and observations relating to alleged incorrect levy and collection of Value Added Tax by the Company and has asked the Company to submit its response on such observations. The Company has submitted its detailed reply on January 6, 2015. The management expects no additional liability in this regard.

vii)	The Company had received demand notices for non-deduction of income tax at source from certain payments and interest thereon aggregating to 39.66 million for Assessment Year 2010-11, 231.98 million for Assessment Year 2011-12 and 214.67 million for Assessment Year 2012-13. The Company had filed appeals against the said orders and demand notices. The appeals for Assessment years 2010-11 and 2011-12 have been disposed off by the Commissioner of Income Tax (Appeals) who has granted substantial relief. Based on the decisions of the first appellate authority, the Assessing officer has revised the demand at 12.70 million for the Assessment Year 2010-11, and 19.40 million for the Assessment Year 2011-12. The Company has preferred appeal before the Appellate Tribunal for Assessment Year 2010-11 and for Assessment Year 2011-12 and has also rectified the demand for Assessment year 2012-13 to Rs 70.92 million. The Company has provided for 1.81 million for the Assessment Year 2010-11, 14.31 million for Assessment Year 2011-12 and 12.53 million for Assessment Year 2012-13 and no further provision is considered necessary by the management.

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

26	Disclosure of related parties/related party transactions pursuant to Accounting Standard (AS) 18 “Related Party Disclosures”

i)	List of related parties (As identified and certified by the management)

(a)	List of related parties where control exists – NIL

(b)	Name of Key Management Personnel -

Mr. Saurabh P. Dhoot (Whole Time Director)

Mr. Anil Khera (Chief Executive Officer)

(c)	Relative of Key Management Personnel with whom transactions have taken place during the year.

Mrs. Shelly Anil Khera (Wife of Mr. Anil Khera)

ii)	Details of transactions with related parties -

			( in Millions)
		Year Ended	Year Ended
Particulars		31st March 2015	31st March 2014
a.	Payment of salaries / remuneration / perquisites
	Key Management Personnel Mr. Anil Khera	10.46	10.11
b.	Rent paid
	Relative of Key Management Personnel Mrs. Shelly Anil Khera (Inclusive of Service Tax)	1.28	1.15

iii)	Amount due to related parties -

		( in Millions)
Particulars	As at 31st March 2015	As at 31st March 2014
Rent payable to relative of Key Management Personnel	0.12	—

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

27	Operating Lease

a)	In Respect of Assets taken on Operating Lease:

The Company’s leasing arrangements are in respect of operating leases for premises (for offices and warehouses) and Transponder. These leasing arrangements are not non-cancellable and are usually renewable by mutual consent on mutually agreeable terms. The period of the agreements vary between 1 to 5 years in the case of office premises and between 11 months to 5 years in the case of warehouse premises. The period of the agreement is 3 years in case of transponders. The aggregate lease rentals payable are as rent on time pattern.

b)	In Respect of Assets given under Operating Lease:

The Company has leased out Consumer Premises Equipments (CPE) to its subscribers whereby,

(i)	the company effectively retains substantially all the risk and benefits of ownership of the leased assets,

(ii)	these lease are cancellable at the option of lessee or lessor at any time during the period of lease,

(iii)	on the expiry of initial term, the Company reserves rights to renew the lease or may use the same as beneficial to the Company. Accordingly the lease of CPE has been classified as the operating lease. The gross book value of such assets, its accumulated depreciation (including impairment) and depreciation (including impairment) for the year are given below.

The Total Lease Rental Income for the period is 927.35 million (Previous year 761.34 million).

		( in Millions)
	Year Ended	Year Ended
Particulars	31st March 2015	31st March 2014
Gross Value of the Assets	32,704.35	25,895.83
Accumulated Depreciation (including impairment)	12,922.83	8,318.38
Depreciation (including impairment) for the period / year	4,604.45	3,647.96

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

28	Finance lease liabilities

Future minimum lease payments and their present value under finance lease agreements were as follows:

	( in Million)
Particulars	Mar-15	Mar-14
Finance lease future payments
Within one year	19.67	—
Between one year and five years	25.16	—
Present value of future minimum lease payments
Within one year	15.69	—
Between one year and five years	23.13	—
Finance Charges
Within one year	3.98	—
Between one year and five years	2.03	—
Future interest charge	12.53%

29	Basic and diluted earnings per share [EPS] computed in accordance with Accounting Standard (AS) 20 “Earnings per Share”

	Year Ended	Year Ended
Particulars	31st March 2015	31st March 2014
Profit/(Loss) for the year attributable to Equity Shareholders ( in Millions)	(3,925.52)	(4,693.67)
Weighted Average Number of Equity Shares	242,413,698	242,000,000
Basic and Diluted Earnings per Share of 10/- each	(16.19)	(19.40)

Note: Impact of Potential conversion of ESOP 2014 Plan (Stock Option), Issuance of shares by way of bonus to certain existing shareholders, Global Eagle Acquisition LLC (Sponsor) and to executive directors to be granted/issued are anti-dilutive and accordingly has not been considered in the calculation of dilutive earning per share.

30	In absence of taxable income during the year, no provision for the Current Tax has been made. Also, in view of losses and unabsorbed deprecation, considering the grounds of prudence, deferred tax assets is recognized to the extent of deferred tax liabilities as follows:

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

	( in Million)
	As at	As at
Particulars	31st March, 2015	31st March, 2014
Deferred tax asset
Arising on account of timing difference in:
Provision for gratuity	16.15	9.79
Disallowances in Tax	583.25	46.11
Allowance under section 35D	22.25	2.77
Arising on account of timing difference in:
Depreciation/ amortization	151.08	0.00
Unabsorbed depreciation allowance and carried forward business loss	7784.82	6,708.55
Deferred tax liability
Arising on account of timing difference in:
Depreciation/ amortization	0.00	(233.46)
Net deferred tax assets	8557.55	6,533.76
Deferred Tax Assets Recognized in Financial Statement *	NIL	NIL

*	Restricted to the extent of deferred tax liability in absence of virtual certainty

31	Disclosure pursuant to Accounting Standard (AS) 15 (Revised) “Employee Benefits” a) Defined Contribution Plans:

Amount of 37.77million (Previous year 33.76million) related to contribution to Provident and Other Funds are recognized as expenses and shown under the head of “Employee Benefits Expense” (Refer Note No. 20) in Statement of Profit and Loss.

b)	Defined Benefit Plans:

The Company makes provision for the Gratuity Plan based on independent actuarial valuations in accordance with Accounting Standard 15 (revised), “Employee Benefits” at the end of every Financial Year.

For Leave Encashment liability, the Company makes provision using the projected unit credit method with independent actuarial valuations at the end of every Financial Year.

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

Defined benefit plans as per actuarial valuation:

	( in Millions)
	Year Ended 31st March 2015		Year Ended 31st March 2014
Particulars	Gratuity	Leave Encashment	Gratuity	Leave Encashment
a. The amounts recognized in the Balance Sheet as at the end of the year
1. Present Value of Defined Benefit Obligation	47.51	29.52	31.67	21.20
2. Fair value of plan assets	Nil	Nil	Nil	Nil
3. Funded Status – Surplus/ (Deficit)	(47.51)	(29.52)	(31.67)	(21.20)
4. Net Assets/(Liability)	(47.51)	(29.52)	(31.67)	(21.20)
b. The amounts recognized in the Statement of Profit and Loss for the year
1. Current Service Cost	7.22	5.88	7.13	3.64
2. Interest Cost	2.95	1.97	2.25	1.58
3. Actuarial (Gains)/Losses	8.18	9.84	(3.21)	4.37
4. Past Service Cost	Nil	Nil	Nil	Nil
5. Total Expenses	18.35	17.69	6.18	9.59
c. The changes obligations during the year
1. Present value of Defined Benefit Obligation at the beginning of the year	31.67	21.20	27.32	19.18
2. Current Service Cost	7.22	5.88	7.13	3.64
3. Interest Cost	2.95	1.97	2.25	1.58
4. Past Service Cost	Nil	Nil	Nil	Nil
5. Actuarial (Gain)/ Losses	8.18	9.84	(3.21)	4.37
6. Benefit Payments	(2.51)	(9.38)	(1.82)	(7.57)
7. Present value of Defined Benefit Obligation at the end of the year	47.51	29.52	31.67	21.20

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

c) Actuarial Assumptions:

	Year Ended 31st March 2015		Year Ended 31st March 2014
Particulars	Gratuity	Leave Encashment	Gratuity	Leave Encashment
Discount Rate	7.80%	7.80%	9.31%	9.31%

Mortality	Indian Assured Lives Mortality (2006-08) Ultimate		Indian Assured Lives Mortality (2006-08)
Salary Escalation	5%	5%	5%	5%
Attrition Rate	2%	2%	2%	2%

32	Disclosures pursuant to Accounting Standard (AS) 17 “Segment Reporting”

The Company operates in a single business segment viz. Direct to Home services in India; accordingly there is no reportable business segment or geographical segment as prescribed under Accounting Standard 17 “Segment Reporting”.

33	Auditors’ Remuneration:

	( in Millions)
Particulars	Year Ended 31st March 2015	Year Ended 31st March 2014
Audit Fees	1.50	1.20
Tax Audit Fees	0.10	0.10
Audit under IFRS	7.50	0.00
Certification and Other Matters Fees	0.20	0.20
Out of Pocket Expenses	0.09	0.03
Total	9.39	1.53

34	Disclosure in accordance with Section 22 of Micro, Small and Medium Enterprises Development Act, 2006:

( in Millions)
Particulars	As at 31st March, 2015	As at 31st March, 2014
a) Principal amount remaining unpaid as at the end of the year	447.60	103.71
b) Interest due thereon as at the end of the year	—	—
c) Interest paid by the Company in terms of Section 16 of the Micro, Small and Medium Enterprises Development Act, 2006, along with the amount of payment made to the suppliers beyond the appointed day during the year.	—	—
d) Interest due and payable for the period of delay in making payment	—	—
e) Interest accrued and remaining unpaid at the end of the year.	—	—
f) Further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprises for the purpose of disallowance as deductible expenditure under Section 23 of the Micro, Small and Medium Enterprises Development Act, 2006.	—	—

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

Note:

This information as required to be disclosed under the Micro, Small and Medium Enterprises Development Act, 2006, has been determined to the extent such vendors/parties have been identified on the basis of information available with the Company.

35	During the year, the Company has raised additional capital amounting to 17,050.87 million by way of American Depository Shares (ADS) which have been listed on NASDAQ Stock Exchange.

The Company has allotted 150,999,600 equity shares of face value Rs 10/- each at a premium of Rs. 102.92 per share on 31st March, 2015 to the Depository. The depository in turn has issued 37,749,900 ADS. Each ADS represents 4 equity shares of the Company.

Issue of American Depository Shares (ADS) & Utilization of Proceeds Thereof

The Company has received a sum of 17050.87million towards issuance of 37,749,900 ADS. As on 31st March 2015, the Company has utilized Rs 6,954.65million for repayment of term loans and interest thereon and balance is lying in banks.

36	(a) The Company has also availed bill discounting facility of 1,000 million to meet its working capital requirements. This facility is secured by way of Personnel Guarantees of Mr. Venugopal N. Dhoot and Mr. Pradipkumar N. Dhoot and also by way of letter of comfort from Videocon Industries Limited.

(b) The Company’s non-funds based limits which includes Letter of Credit and Bank Guarantees are secured by First pari passu charge by way of equitable mortgage on the entire immovable assets, hypothecation of entire movable assets, and current assets both present and future, assignment of DTH License, personal guarantees of Mr. Venugopal N. Dhoot and Mr. Pradipkumar N. Dhoot and first charge on Escrow Accounts.

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

37	The Company has incurred loss of 3,925.52 million during the year and the accumulated loss amounted to 25,240.06 million as at March 31, 2015. The Company’s ability to continue as a going concern depends on its ability to fund its operating and capital expenditure requirements. The management is confident of mobilizing necessary resources for continuing the operations and generating cash flow from business operations by increasing subscribers’ base. Accordingly, these financial statements have been prepared on a going concern basis.

38	With effect from April 01, 2014, the Company has revised the useful life of some of its fixed assets to comply with the useful life as prescribed by Schedule II to the Companies Act, 2013. As per Note 7 of Part C of Schedule II to the Companies Act, 2013 the carrying amount of the asset as on the date, the said Schedule comes in to effect (i.e., April 01, 2014) has to be depreciated over the remaining prescribed useful life of the asset. Consequently, the depreciation charge for the year ended March 31, 2015 is higher by 88.80 million.

Further, where the remaining useful life of an asset is nil, the carrying amount of the asset as on that (i.e., April 01, 2014) date has to be recognized in the opening balance of retained earnings. Accordingly, an amount of 12.41 million has been added to the opening balance of the deficit in the Statement of Profit and Loss.

39	C.I.F. Value of Imports

		( in Millions)
	Year Ended	Year Ended
Particulars	31st March 2015	31st March 2014
i) Capital Goods	1,311.50	1,009.88

40	Expenditure in Foreign Currency (accrual basis):-

		( in Millions)
	Year Ended	Year Ended
Particulars	31st March 2015	31st March 2014
i) IT Support Costs	96.40	72.96
ii) Office and General Expenses	1.55	0.83
iii) Travelling Expenses	13.19	3.33
iv) Legal and Professional Charges	0.42	1.95
v) Share Issue Expenses	58.85	0.00

41	Content and Other Support Costs in Statement of Profit and Loss includes IT Support expenses of 330.01 million. (Previous Year 283.60 million)

Videocon d2h Limited (Formerly Bharat Business Channel Limited)

42	In the opinion of the management, the value of realization of Current Assets and Short Term and Long Term Loans and Advances in the ordinary course of business would not be less than amount at which they are stated in the Balance Sheet and the provisions for all known liabilities and determined liabilities is adequate and not in excess of the amount reasonably required.

43	The previous year figures have been regrouped/ reclassified, wherever necessary to conform to current period presentation.

As per our report of even date

For KHANDELWAL JAIN & CO.	For KADAM & CO.	For and on behalf of the Board

Chartered Accountants	Chartered Accountants

Firm Reg. No. – 105049W	Firm Reg. No. – 104524W

AKASH SHINGHAL	U. S. KADAM	SAURABH P. DHOOT	NABANKUR GUPTA

Partner	Partner	Whole Time Director	Director

Memb. No.103490	Memb. No. 31055

Place: Mumbai		AVANTI KUMAR	AMRUTA KARKARE

Date: May 27, 2015		KANTHALIYA

		Chief Financial Officer	Company Secretary